Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SMARTfit Inc.
20 N. Aviador St Unit C
Camarillo, CA 93010
https://www.smartfitinc.com/

Up to $1,069,999.84 in Class B Nonvoting Common Stock at $1.12
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SMARTfit Inc.
Address: 20 N. Aviador St Unit C, Camarillo, CA 93010
State of Incorporation: CA
Date Incorporated: May 16, 2013

Terms:

Equity

Offering Minimum: $9,999.36 | 8,928 shares of Class B Nonvoting Common Stock
Offering Maximum: $1,069,999.84 | 955,357 shares of Class B Nonvoting Common Stock
Type of Security Offered: Class B Nonvoting Common Stock
Purchase Price of Security Offered: $1.12
Minimum Investment Amount (per investor): $280.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Early Bird</u>

Super Early Bird - First 7 days | SMARTfit Cap + 20% Product Coupon + 15% bonus shares

Early Bird Bonus - Next 7 days | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

<u>Volume</u>

Tier 1 perk - ($500) | SMARTfit Cap + 20% Product Coupon + 2% bonus shares

Tier 2 perk - ($1000) | SMARTfit Cap + 20% Product Coupon + 5% bonus shares

Tier 3 perk - ($5,000) | SMARTfit Cap + 20% Product Coupon + 7% bonus shares

Tier 4 perk - ($10,000) | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

Tier 5 perk - ($25,000) | SMARTfit Cap + 20% Product Coupon + 12% bonus shares + Zoom Call with Founder and CEO

Tier 6 perk - ($50,000) | SMARTfit Cap + 20% Product Coupon + 15% bonus shares + Zoom Call with founder and CEO

Product Coupon: usable on website orders, transferrable, expires 12 months from issuance, does not include shipping, tax or installation if needed

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SMARTfit Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Nonvoting Common Stock at $1.12 / share, you will receive 110 shares of Class B Nonvoting Common Stock, meaning you'll own 110 shares for $112. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

At SMARTfit, we have designed a neuro-cognitive gym programmed to enhance human performance in all populations. Our gamified interactive training arena simulates real life, allowing the brain and body to strengthen together.

SMARTfit adds to the power of dual task (cognitive-motor) training by delivering all activities using gamification which increases both engagement and enjoyment, and in turn produces quick results. Combining exercise with cognitive tasks, as the SMARTfit products do, may provide neural protection across a person's lifetime. Researchers believe that such novel interventions designed to stimulate key cognitive domains during exercise may be especially beneficial to brain health over the adult lifespan. (Source: https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5926798/)

SMARTfit's cloud based data management system captures baseline tests and progress reporting quickly and automatically. This has a powerful effect on adherence as clients can quickly see the benefits of this training in graphs available by simply logging into their

Android/iOS App.

SMARTfit's business model is multi-tiered. Starting off, we have created hardware and software solutions that get sold through a domestic and international distributor network, at a mark-up, into rehab facilities. Second, our cloud-based technology will collect subscription revenue from B2B and B2C rehab facilities, B2B and B2C commercial fitness facilities, and in the future B2C home fitness market. Third, revenue will be generated through providing data services to research institutions.

SMARTfit's current focus is on the rehab and active aging/medical wellness exercise equipment markets.

According to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 Billion USD, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source:
https://d19j0qt0x55bap.cloudfront.net/production/onboardings/6143ccc9499ed570bc05855c/documents/file/ICAA_Paper_on_the_Active_Aging_Mark
Management also sees our product playing a significant role in the Global Sporting Goods & Equipment Market, which was estimated by Research and Markets to be USD 49.35 billion in 2020, is expected to reach USD 53.74 billion in 2021, and is projected to grow at a Compound Annual Growth Rate (CAGR) of 9.26% to reach USD 91.77 billion by 2027." (Source:
https://www.researchandmarkets.com/reports/4985899/sporting-goods-and-equipment-market-research)

The home fitness equipment market has morphed significantly since the arrival of Peloton, Mirror and other interactive online streaming fitness programs. Management believes SMARTfit is poised to enter this market. According to Allied Market Research, the global at-home fitness equipment market size was valued at $5.5 Billion USD in 2019 and is projected to reach $11.45 Billion USD by 2027. (Source:
https://www.globenewswire.com/news-release/2021/06/17/2248611/0/en/At-Home-Fitness-Equipment-Market-to-Garner-11-45-Billion-by-2027-Allied-Market-Research.html)

SMARTfit Inc. (formerly Multisensory Fitness Inc.) was incorporated in California on May 16, 2013. The corporation's name was changed to SMARTfit Inc., on October 20, 2016.

After the formation in 2013, the company acquired the assets and certain liabilities of Exercise Technology Inc. (an affiliated entity) in exchange for founder's shares. The acquisition enabled SMARTfit to fund the development of its operating system with an existing revenue stream and to maintain the talent required to take on the development of the new product lines.

In addition, the company has utilized technology from another affiliated entity, Multisensory Technologies Inc., under common ownership since June 1, 2013, pursuant to a licensing agreement. The company entered into a technology purchase agreement, effective January 1, 2017, to purchase the technology from Multisensory Technology Inc. The purchase agreement requires the Company to pay a one-time fee of $100,000 plus a fixed fee of $130 per main controlling computer unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026 or until an aggregate of $20,000,000 has been paid. See 2017 financial review.

The technology (operating system) purchased from Multisensory Technogies Inc. includes the following components for the operating systems of the SMARTfit products:

1. Targets' custom operating system to:

- Minimize CPU requirements (smallest, cost effective, high speed)
- Optimize CPU speed to keep up with data flow with minimal data transfer (to the CPU)
- Minimize interrupt latency and time-in-process
- Real time processing of incoming sensor data

2. CPU custom operating system to:

- Minimize CPU requirements (size, cost, speed)
- Minimize interrupt latency and time-in-process
- Ability to process 8 communication interfaces at system optimal speed
- Algorithms to process incoming processed sensor data according to the game being run
- Algorithms to "play games", ease of adding games of many styles
- Capable of processing 127 Targets
- Capable of processing 15 speaker/audio channels
- Capable of processing 15 displays for time or score

3. Sensing system to identify the location, proximity, pressure and accuracy of a "hits":

- Uses sound/vibration to detect "hits"
- Uses Target CPU algorithms to determine local hit (50nSec timing system)
- Uses Target CPU algorithms to determine "hit" strength

The company built on this operating system to develop its 6 product lines, the app and the app/user interface to drive the products in 45+ game categories (and counting), 9 market specific applications, launch on the HIPAA-compliant Microsoft Azure Cloud, cognitive and motor (while moving) testing capabilities, deployment of customized programming across multiple sites, and tracking and reporting of performance and progress. This makes SMARTfit the only product today that can both measure and provide interventions for a full range of cognitive and motor performance for all demographic groups.

Another affiliated entity is SMARTfit Active LLC, which is owned by the company (as a minority member) and a number of its shareholders. SMARTfit Active LLC has provided loans to the company to fund the completion of development and initial manufacturing of the company's new injection-molded product lines that provide the ability to scale manufacturing quickly.

Competitors and Industry

We currently operate in two highly competitive industries. Many companies manufacture, sell or distribute exercise equipment. Some of our competitors focus on one market; others compete with us in both markets.

1. Rehabilitation Exercise Equipment Industry: This industry focuses on addressing neurological and musculoskeletal conditions, both acute and chronic, including treatment in patients with TBIs, stroke, Parkinson's, and dementia. According to Global Market Insights 2019 report, the total addressable global rehab equipment market surpassed USD 18.6 Billion in 2019 and is poised to grow at over 7.8% CAGR to reach $31.2 Billion in 2026. (Source: https://www.gminsights.com/industry-analysis/rehabilitation-equipment-market) In addition, according to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 billion, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source: https://d19j0qt0x55bap.cloudfront.net/production/onboardings/6143ccc9499ed570bc05855c/documents/file/ICAA_Paper_on_the_Active_Aging_Mark

Competitors include non-immersive rehabilitation technologies such as Bioness BITS, Biodex, Jintronix, Flint Rehab, Dividat Senso, and GestureTek Health. Many of these companies focus on stroke and often limit their integration of gross-motor responses in favor of more isolated movements, such as moving the hand, arm, wrist, neck, and trunk, in a gamified on-screen context. SMARTfit is more focused on functional movements paired with a variety of cognitive tasks, whereas many competitors separate these functions.

2. Commercial Fitness Exercise Equipment Industry (includes general fitness, sports, tactical training, wellness, youth, and 55+ populations): This industry focuses on the goals of prevention of physical and cognitive decline in older adults and on enhancing physical and mental performance in athletes, tactical operators, and youth. According to Grand View Research, the global fitness equipment market is predicted to grow to $13.24 Billion by 2022 at an anticipated CAGR of 3.6%. (Source: https://www.grandviewresearch.com/press-release/global-fitness-equipment-market) Additionally, Research and Markets reports that the Global Sporting Goods & Equipment Market, was estimated to be USD 49.35 Billion in 2020, is expected to reach USD 53.74 billion in 2021, and is projected to grow at a Compound Annual Growth Rate (CAGR) of 9.26% to reach USD 91.77 billion by 2027." (Source: https://www.researchandmarkets.com/reports/4985899/sporting-goods-and-equipment-market-research)

Competitors focus mainly on reaction training for sports, utilizing less cognitively demanding reaction lights and multiple object tracking. NeuroTrainer, NeuroTracker, Reflexion, and Trazer rely on following cues on 2D screens and in virtual-reality to engage perceptual-cognitive functions, whereas FitLight, Reaxing and Blazepods offer light-based colored targets (typically in LED formats) that are extinguished by proximity or touch. The primary difference with SMARTfit is the incorporation of a wider variety of cognitive stimuli (as opposed to simple reaction lights) and the capability to incorporate movements specific to the user's goals, as compared to touching or tapping small targets.

Important competitive factors include price, product quality and performance, diversity of features, warranties and customer service. Most of these competitors offer only a subset of SMARTfit's capabilities, focusing on emphasizing visual, cognitive, or motor functions, as opposed to combining them in a more functional, real-world context. We are also praised by customers for our outstanding training and customer service.

SMARTfit products are also distinguished from most competitors by our robust technology platform that includes a unique-to-the-market combination of durability (capable of withstanding major force strikes at impact), flexibility (proprietary software interface and operating system allow for multi-market custom programming), and functionality (includes rapid CPU processing) that enables multi-site remote system management, group training, recurring revenue subscription content offerings, and data collection methods and reporting within a cloud-based system.

Current Stage and Roadmap

<u>Hardware, R&D and Manufacturing</u>

SMARTfit has created its own operating system to handle the speed (matched to the fastest possible human motor response time) of the data exchange between the system and targets to deploy stimuli. The operating system functions through a line of products, each designed to meet the requirements of different markets and offering scalability of touch sensitivity, cognitive demand, and ability to take impact from most human, fitness, and sports equipment contact. The development of this custom operating system was necessary in order to deliver a simulation of larger-scale, cognitive-motor interaction at any level of function.

We manufacture at our headquarter facility in Camarillo, using domestic and overseas component suppliers. We are in early conversations to outsource scalable manufacturing of our Mini systems.

Development of the operating system, hardware and applications are substantially complete. We have been shipping product in the fitness market since 2018 and in the rehab market since 2019. Upgrades will continue to happen as we mature the platform leaving no customer behind. All hardware is designed to take future upgrades.

All SMARTfit products consist of three hardware components.

• A tablet or cell phone that hosts the iOS/Android **user interface app** which communicates to and from the powerful, high speed SMARTfit controller, deploying instructions and collecting data.

• The SMARTfit **controller** which receives programming instructions from the user interface app, deploys and manages the delivery of gamified content to and from the targets, target displays, target sensing system, on-board multi-channel audio systems and time clock. The controller delivers live reaction and accuracy data to the user interface which displays the information on its display screen in real-time. The controller also features high-speed communications of touch input faster than the fastest human, and is capable of managing up to 32-channels of Bluetooth input from wearable devices.

• The SMARTfit **computerized targets** which can be housed in either panels or pods, and they include a sensing system and robust LED

displays (high definition video screens are in development). The sensing system manages the connection between human and machine measuring accuracy, speed, placement, and power upon contact with the SMARTfit system setting up a unique competitive advantage by training proprioception[1)] and modulation of power on contact during gameplay. All of this is accomplished by managing the high-speed communication to and from the controller in coordination with up to 128 other intelligent targets during game-play. In order to be responsive to a full range of human contact the sensing system is able to adjust to varied levels of human contact from light to heavy. The LED displays deliver visual cues such as alpha-numerics, colors, and images (video is in development) that set-up an interactive relationship with participants who respond physically by touching the correct target.

[1)] *Proprioception is the perception or awareness of the position and movement of the body.*

This highly flexible configuration of hardware and software within its own operating system is practically limitless when it comes to expanding games and market specific programming well into the future.

We are currently selling the following products:

Mini

The SMARTfit Mini comes in two versions: Low Impact and High Impact Mini. Both versions are available as a wall-mount or a portable system and include nine computerized targets in a square training station.

The SMARTfit Mini is the ideal training solution for workouts that focus on concentrated cognitive and motor training.

We believe the SMARTfit Low Impact Mini's smaller footprint makes it ideal for tight spaces and its portability makes it a perfect option for delivering dual task training room-to-room in retirement communities and classrooms.

The SMARTfit Mini High Impact Systems are designed to withstand the power of any athlete and equipment such as air-filled balls and medicine balls.

Single

The SMARTfit Single can be wall-mounted, floor-mounted or portable, and can be optionally configured to interact with up to five portable Strike Pods to create a 360 degree training environment.

We consider the SMARTfit Single to be the ideal trainer for ball sports as it offers a larger playing area to catch rebounds.

Applications include turnkey personal training and small group training programs for sports performance, youth sports, return-to-play sports rehab and for wellness.

Strike-Pods

The SMARTfit Strike-Pods are portable and can be set up in nearly any configuration allowing the creation of endless workout environment combinations, each with unique ergonomic, physical and cognitive challenges. The Strike-Pods can operate independently or can be connected as additional touch points with the SMARTfit Single and SMARTfit Mini systems.

ProTrainer/MultiTrainer

The SMARTfit ProTrainer can be configured in two, three, or four connected sections to form an integrated electronic backboard, or, to form competing stations aligned side-by-side. Each section hosts its own scoreboard and 9 strike/touch-sensitive targets individually registering the location of each strike.

When operating as an electronic backboard, the sections register a single score. When operating as stations, each station will register its own competing score. This versatility offers the benefits of both large group/team training as well as training for ball sports where the system doubles as a responding opponent. The ProTrainer adjustable sensing system is designed to withstand impact from hands, feet, boxing gloves, and any air-filled medicine or sports ball.

We consider the SMARTfit® MultiTrainer to be the perfect training solution for large groups. Programming is available for fitness and team building programs for all ages especially youth and seniors.

Subscription

In 2022 we plan to add two levels of monthly subscriptions fees to our offering for all future sales. The commercial license subscription fee will be based on the value of the content and will initially range between $39 and $150 per month. The consumer subscription will allow individuals to track their own personal data and will initially be priced under $5 per month. We anticipate that this recurring revenue stream will produce substantial value to the Company in the coming years. As of this writing, we estimate that this will take 3 months of additional software development.

B2B Distribution

The domestic and international distributor networks are 50% contractually secured in the US and Canada, secured in China and Southeast Asia. Yet to be secured are Europe and South America. We are focused on training the 200 dealer/sales reps in the US who have come on board since March, which is where additional support staff are needed.

B2C Distribution

Online sales. No sales plan at this stage but it is expected that the home systems will initially be sold online.

Marketing

The experience of playing sells the products. SMARTfit will take the experience back to potential buyers as soon as Covid allows, through tradeshows, trials, and group demonstrations.

The Team

Officers and Directors

Name: Catherine Lamberti

Catherine Lamberti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Founder
  Dates of Service: May 15, 2013 - Present
  Responsibilities: Sets the direction of the company including product development and market entry focus. - $180k yearly - 10% paid in cash - 90% deferred

- **Position:** Chairperson of the board of directors
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Ensures the company focus is on staying legally compliant and focused on protecting the shareholders. - currently no compensation

Other business experience in the past three years:

- **Employer:** SuperSprings International
  Title: Director
  Dates of Service: July 18, 1996 - Present
  Responsibilities: Founder and member of the board of directors

Other business experience in the past three years:

- **Employer:** Exercise Technology Inc.
  Title: Director
  Dates of Service: April 19, 2011 - Present
  Responsibilities: Member of the Board of Directors

Other business experience in the past three years:

- **Employer:** Multisensory Technologies Inc.
  Title: Director
  Dates of Service: January 10, 2013 - Present
  Responsibilities: Member of the Board

Name: James Manley

James Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Hardware and software design and development. $180k/yearly - $133k cash - $47k deferred - Total of 2M stock options - 1,666,667 vested, 333,333 outstanding to vest

- **Position:** Board Member
  Dates of Service: February 24, 2016 - Present
  Responsibilities: Board duties - currently no compensation

Other business experience in the past three years:

- **Employer:** US Government [Classified]
  Title: [Classified]
  Dates of Service: November 15, 2020 - Present
  Responsibilities: [Classified]

Other business experience in the past three years:

- **Employer:** Mulitsensory Technologies Inc.
  Title: Director
  Dates of Service: January 29, 2013 - Present
  Responsibilities: Member of Board of Directors

Name: Frauke Wittmer-Grant

Frauke Wittmer-Grant's current primary role is with FWG Consulting. Frauke Wittmer-Grant currently services estimated 15-30 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Secretary
  Dates of Service: May 13, 2013 - Present
  Responsibilities: Takes care of the recording, monitoring of all securities and financial transactions relating to shareholders. $65/hour - all deferred

- **Position:** Interim Chief Financial Officer
  Dates of Service: August 31, 2020 - Present
  Responsibilities: Ensures the company records its financial transactions according GAAP standards. $65/hour - currently deferred

- **Position:** Board Member
  Dates of Service: May 17, 2013 - Present
  Responsibilities: Board Duties - currently no compensation

Other business experience in the past three years:

- **Employer:** FWG Consulting
  Title: Owner
  Dates of Service: July 01, 2000 - Present
  Responsibilities: Provide strategic business consulting services (focus on finance, legal, marketing, business development) to small to medium-sized technology companies domestically and internationally.

Other business experience in the past three years:

- **Employer:** Multisensory Technologies Inc.
  Title: Corporate Secretary
  Dates of Service: January 29, 2013 - Present
  Responsibilities: Oversee shareholder relations, manage board of directors, execute and maintain official documents

Other business experience in the past three years:

- **Employer:** Exercise Technology Inc.
  Title: Corporate Secretary
  Dates of Service: April 19, 2011 - Present
  Responsibilities: Oversee shareholder relations, manage board of directors, execute and maintain official documents

Other business experience in the past three years:

- **Employer:** Aerial Alchemy
  Title: CFO
  Dates of Service: July 01, 2018 - December 31, 2019
  Responsibilities: Strategic business planning, fundraising, oversee accounting, manage HR

Other business experience in the past three years:

- **Employer:** Santa Barbara Strings
  Title: Director
  Dates of Service: March 16, 2021 - Present
  Responsibilities: Board of Directors

Name: Michael Hayes

Michael Hayes's current primary role is with Awake To Love Inc.. Michael Hayes currently services monthly board meetings hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: September 24, 2021 - Present
  Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. - currently no compensation

Other business experience in the past three years:

- **Employer:** Awake To Love Inc.
  Title: CEO
  Dates of Service: October 30, 2012 - Present
  Responsibilities: Responsible for strategy/content and consulting for clients.

Other business experience in the past three years:

- **Employer:** SuperSprings International
  Title: Director
  Dates of Service: October 01, 1998 - Present
  Responsibilities: Member of the Board of Directors

Name: Jason Polete

Jason Polete's current primary role is with MDamerica. Jason Polete currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 04, 2022 - Present
  Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no compensation.

Other business experience in the past three years:

- **Employer:** MDamerica
  Title: CEO
  Dates of Service: May 01, 2013 - Present
  Responsibilities: Owner and chief executive officer

Name: Greg Blanchard

Greg Blanchard's current primary role is with Dynamic Direct Inc.. Greg Blanchard currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 04, 2022 - Present
  Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no compensation

Other business experience in the past three years:

- **Employer:** Dynamic Direct Inc.
  Title: CEO
  Dates of Service: July 19, 1999 - Present
  Responsibilities: Owner and chief executive officer

Name: Gregg Fienberg

Gregg Fienberg's current primary role is with HBO. Gregg Fienberg currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Member of the Board of Directors
  Dates of Service: May 01, 2022 - Present
  Responsibilities: Protect the interests of the shareholders and ensure the company is legally compliant. Currently no compensation.

Other business experience in the past three years:

- **Employer:** HBO
  Title: Executive Producer/Director
  Dates of Service: May 01, 2000 - Present
  Responsibilities: Gregg Fienberg has served as one of HBO's top Executive Producers since 2000. He is currently in Production on White House Plumbers, a limited series for HBO starring Woody Harrelson. His other recent limited series include 'I Know This Much is True' starring Mark Ruffalo, Big Little Lies seasons 1 and 2, starring Reese Witherspoon and Nicole Kidman, and Sharp Objects starring Amy Adams. Gregg also served as Executive Producer of the smash hit drama series, 'True Blood' which ran for seven successful seasons. Gregg graduated in 1983 from UCLA with a Bachelor's degree in Economics, then immediately ventured into the film business and has been a successful producer in television and film ever since. Among his other Television producing credits is the prestigious network series, 'Twin Peaks,' (the original one) for which he earned an Emmy nomination and a Golden Globe win for Best Series. He also produced 'SeaQuest DSV' and the 2-hour T V movie 'Class of 61' for Amblin Entertainment. For the past sixteen years, Gregg has been producing for HBO on many of their acclaimed series, including 'Mind of The Married Man,' 'Carnivale,' 'Deadwood,' 'John From Cincinnati' and 'True Blood.' On 'Deadwood' Gregg began his directing career, earning an Emmy Nomination for the first episode he directed. He has also received multiple Emmy and Golden Globe nominations for his producing of both Deadwood and True Blood. Gregg has also brought his production expertise to feature films. He developed and produced the critically acclaimed, Oscar Award winning (Best Adapted Screenplay) 'Gods and Monsters.' For that film he won the award for Best Picture at the Independent Spirit Awards and was nominated for both the Golden Globe and the Producer Guild award. His other film producing credits include 'U2: Rattle and Hum', 'Twin Peaks: Fire Walk With Me' and 'Candyman: Farewell to the Flesh.'

Other business experience in the past three years:

- **Employer:** Please Call, an SAAS app and webservice
  Title: Owner
  Dates of Service: May 01, 2012 - Present
  Responsibilities: Inventor and CEO

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of Class B Nonvoting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people will think it's a better option than competing products, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of Class B Nonvoting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the exercise equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Nonvoting Common Stock in the amount of up to $1,069,999.84 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Nonvoting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you would get nothing. Even if we sell all the Class B Nonvoting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SMARTfit Inc. was formed on May 16, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SMARTfit Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SMARTfit is a good idea, that the team will be able to successfully market, and sell the products and services, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there can be no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Competitors and other third parties may infringe, misappropriate or otherwise violate our trademarks, copyrights, trade secrets or other intellectual property. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property or otherwise defeat our intellectual property rights through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be

significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, marketing, training, installation, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As our business is in part based on the internet and cloud services, we may be vulnerable to hackers who may access the data of our users, customers, investors and the companies that utilize our products, and platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our internet service provider could harm our reputation and materially negatively impact our financial condition and business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Because we may collaborate with third parties for the development, manufacturing, and clinical evaluation of our products, we must, from time to time, share trade secrets with them. We seek to protect our proprietary technology by, among other things, entering into confidentiality agreements, consulting agreements, or other similar contracts with our employees, consultants, scientific advisers, researchers, and other contractors before disclosing proprietary confidential information. These contracts typically limit the rights of these parties to use or disclose our confidential information, including our trade secrets. However, the need to share trade secrets and other confidential information increases the risk that our trade secrets may become known by our competitors, may inadvertently be incorporated into the technology of others, or may be disclosed or used in violation of these agreements. We cannot guarantee that we will enter into such contracts with every person that may have or have had access to our confidential information or trade secrets. Monitoring unauthorized use or disclosure is difficult, and we do not know whether what we have done to protect our trade secrets and proprietary technologies will be effective. If any of the employees, consultants, scientific advisers, researchers and other contractors who enter into these contracts do breach or violate the terms of any of these agreements, we may not have adequate remedies for such breach or violation, and we could lose our trade secrets as a result. Further, we preserve the confidentiality of our confidential information by maintaining the physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in our efforts, our security measures may be breached. Detecting the disclosure or misappropriation of confidential information and enforcing a claim that a person illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or is subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. On top of all that, our competitors may independently develop their own knowledge, methods and know-how equivalent to our trade secrets, in which case we would have no right to prevent them, or those to whom they disclose the information, from using it to compete with us. Furthermore, competitors could purchase our products and replicate or reverse engineer some or all of the competitive advantages from our technologies on which we do not have patent or copyright protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate the information, from using that information to compete with us. A competitor's discovery of our trade secrets or any unauthorized use or disclosure could have an adverse effect on our business, financial condition, results of operations, and prospects.

Tariffs on the import of components needed to manufacture our products can have an adverse effect on our gross margins, generation of future revenue, financial condition, and operating results.

International supply chains have been and may continue to be impacted by events outside of our control, limiting our ability to procure timely delivery of components or other supplies needed to manufacture our products. Importing and exporting has involved more risk, since 2016, with increasingly heated rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders, including with respect to tariffs against foreign imports of certain materials. Several of the components that go into the manufacturing of our products are sourced internationally, including from China, where the United States has imposed tariffs on specified products imported from there. These issues could be further exacerbated by the continuation of the COVID-19 pandemic. We have seen, and may continue to see, increased congestion and/or new import/export restrictions implemented at ports that we rely on to deliver components needed to manufacture our products. In some cases, we have had to secure alternative transportation, such as air freight, or use alternative routes, at increased costs to run our supply chain. These tariffs have an impact on our component costs and have the potential to have an even greater impact depending on the outcome of current trade negotiations, especially increases in U.S. tariff rates on specified products from China. Further increases in our component costs could have a material effect on our gross margins. Tariffs causing the loss of a significant supplier, an increase in component costs, or delays or disruptions in the delivery of components, could adversely impact our ability to generate future revenue and earnings and have an adverse effect on our business, financial condition, and operating results.

We may be subject to product liability claims which could harm our financial condition and operating results.

The sale of our products exposes us to potential product liability claims. Customers and end users may sue us if any of our products sold to them fail to perform properly or injure the user. Furthermore, liability claims, whether or not valid or successfully prosecuted, could require us to spend significant time and money on defending our brand and our products. As such, any product liability claim likely would harm our reputation in the industry and the market, and our ability to develop and market our products in the future would be adversely affected. In order to mitigate the potential risk of liability claims the Company carries liability insurance for claims up to an amount of $2,000,000. Our

liability insurance provides coverage for bodily injury or property damage related to our products. The prescribed limits include coverage for legal expense to defend the suits brought against the Company.

Increases in component costs, long lead times, supply shortages, and supply changes have disrupted our supply chain and may continue to do so, which can have an adverse effect on our business, financial condition, and operating results.

Our ability to support our customers depends in part on our ability to obtain timely and adequate delivery of components to manufacture our SMARTfit products. The components that go into the manufacture of our products are sourced from a limited number of third-party suppliers, and some of these components are provided by a single supplier. We are therefore subject to the risks both of shortages and cost increases. Our ability to meet demand for our products has already been, and may in the future be, impacted by our reliance on the availability of components from these suppliers and their suppliers. We have already experienced component shortages and price increases, and we have raised the price of our products in turn. The availability of these components and the stability of their pricing cannot be assured. Any further interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, could harm our ability to meet our scheduled product deliveries to our customers and future orders. Any of these circumstances, or a combination of them, could have an adverse effect on our business, financial condition, and operating results.

Actual or potential public health emergencies, epidemics, or pandemics (such as the current COVID-19 pandemic) could have a material adverse effect on our business, cash flow from operations, or financial condition.

The future impact of actual or anticipated epidemics, pandemics, or other public health emergencies on the Company, our suppliers, distributors, dealers, and customers could be widespread and substantial, depending on the nature of the emergency, governmental response, public reaction, and other factors. The impact of the current COVID-19 pandemic has included sickness, quarantines, cancellation of travel and events, business shutdowns, reduction in economic activity, unemployment, and supply chain disruption. These factors have had considerable adverse impacts on global economies and financial markets, and also to our supply chain and customer base. During the COVID-19 pandemic, our sales decreased slightly in 2020 compared to 2019. The continuing pandemic could result in future significant uncertainty regarding the sales of our products. Our sales could be adversely affected by, among other things, the temporary inability of our customers to purchase our products due to illness, quarantine, or travel restrictions; dealer, distributor, or customer closures caused by illness or by government restrictions; changes in interest or demand for our products; and fewer options for marketing and sales of products or other restrictions in connection with the public health emergency. If such events occur over a prolonged period, they could increase our costs and the difficulty of operating our business, including accurately planning and executing our operations or maintaining inventory levels, which may adversely impact our financial performance. The global financial and credit markets have experienced, and may continue to experience, disruption, uncertainty, and volatility as a result of COVID-19. Our access to capital resources and liquidity could be adversely impacted by such disruption, uncertainty, or volatility, including difficulty in obtaining credit or being able to obtain credit only on less favorable terms. The COVID-19 pandemic may continue to impact our operations, and the impact could be material. The continuing impact on our business operations could include, but are not limited to, significant numbers of employees falling ill with COVID-19 or its variants; closures necessitated by state and local "shelter-in-place" orders, safety precautions, employee illness, or self-quarantine measures; decrease in our operations' effectiveness as our employees work from home or as a result of new workplace safety measures; unavailability of key personnel necessary to conduct our business activities; and supply chain or sales/distribution interruptions and limitations. We rely in large part on dealers and distributors for sales and marketing of our products, and adverse impacts on their businesses or financial condition could adversely affect our operations including lower sales, delayed payment, interruptions to customer service, and increased credit risk. Our own efforts to manage, mitigate, and remedy these adverse consequences may be unsuccessful because the eventual effect of the COVID-19 pandemic depends on many aspects beyond our knowledge or control, including the severity and duration of the pandemic, actions taken by government authorities for the public safety, long-term economic recovery, and subsequent customer response.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Catherine Lamberti	10,940,000	Unknown	22.08%
Catherine Lamberti	10,920,000	Class A Voting Common Stock	

The Company's Securities

The Company has authorized Preferred Stock, Class A Voting Common Stock, Class B Nonvoting Common Stock, and Convertible Promissory Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 955,357 of Class B Nonvoting Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

No rights at this time -- the board has not designated a preferred series

Material Rights

No such rights have been designated by the board at this time but presumably there will be a liquidation preference and possibly other rights if a Series of preferred stock is to be offered in the future.

Class A Voting Common Stock

The amount of security authorized is 80,000,000 with a total of 49,460,321 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount of outstanding common stock (on an undiluted basis) includes 32,255,066 shares issued and 2,205,255 shares to be issued pursuant to outstanding warrants.

The total amount outstanding also includes 15 million shares reserved for issuance under the company's Equity Incentive Plan, of which options for 9,417,620 are issued and vested, options for 507,332 are issued and unvested, and the balance is yet to be issued.

The total amount outstanding does not include securities to be acquired upon the exercise or exchange of other securities, and the exercise price or exchange value is not currently known or knowable.

Class B Nonvoting Common Stock

The amount of security authorized is 10,000,000 with a total of 117,732 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class B Nonvoting Common Stock.

Convertible Promissory Note

The security will convert into Class a voting common stock and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $1,252,175.00
Maturity Date: December 31, 2023
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: Option of the noteholder

Material Rights

1. In case at any time or from time-to-time, the holders of the Notes shall have received, or (on or after the record date fixed for determination of stockholders eligible to receive) shall have become entitled to receive, without payment therefor: (i) other or additional Common Stock or other securities or property (other than cash) by way of dividend; or (ii) any cash paid or payable (including, without limitation, by way of dividend), except out of earned surplus of the company; or (iii) other or additional (or less) stock or other securities or property (including cash) by way of spin-off, split-up, reclassification, recapitalization, combination of shares, or similar corporate rearrangement; then, and in each case, the registered holder of a Note, upon the exercise of his or her conversion privilege, shall be entitled to receive the amount of Common Stock and other securities, and property (including cash in the cases referred to in subdivisions (ii) and

(iii) above) which the holder would receive on the date of the exercise if on the date hereof the holder had been the holder of record of the number of shares of Common Stock into which this Note may be converted, and had thereafter, during the period from the date hereof to and including the date of the exercise, retained the shares and any other or additional (or less) stock and other securities and property (including cash in the case peferred to in subdivisions (ii) and (iii) above) receivable by him or her during that period, giving effect to all adjustments called for during that period by this paragraph.

2. In case the Company shall: (i) effect a reorganization; (ii) consolidate with or merge with any other person; or (iii) transfer all or substantially all of its properties or assets to any other person under any plan or arrangement contemplating the dissolution of the Company within twenty-four (24) months from the date of the transfer, then, in each case, the registered holder of a Note, upon exercise of his or her conversion privilege within thirty (30) days after the consummation of the reorganization, consolidation, or merger or the effective date of the dissolution, as the case may be, shall be entitled to receive, in lieu of the Common Stock issuable upon the exercise prior to the consummation or the effective date, the stock and other securities and property to which the holder would have been entitled upon the consummation or in connection with the dissolution, as the case may be, if the registered holder had so exercised his or her conversion privilege immediately prior thereto, subject to further adjustment as provided in this paragraph. Upon any reorganization, consolidation, merger, or transfer (and any dissolution following any transfer pursuant to this paragraph), this Note, and the conversion privileges appertaining thereto, shall continue in full force and effect and the terms thereof shall be applicable to the shares of stock and other securities and property receivable upon exercise of the conversion privilege after consummation of the reorganization, consolidation, merger, transfer, or dissolution, as the case may be, and shall be binding upon the issuer of any such stock or other securities including, in the case of any such transfer, the person acquiring all or substantially all of the properties or assets of the company, whether or not that person shall have expressly assumed the terms of this Note.

3. If at least 51% of the outstanding balance of the Notes are so converted at any time, the Company shall have the right to require the remainder of the Notes to be converted into Common Stock.

4. Notwithstanding anything to the contrary in the Note, a Note holder shall be prohibited from converting into shares of Common Stock, if such conversion would cause the holder to have aggregate holdings as to require the holder to file SEC Form 13(d) or 13(g). Such restriction may be waived by mutual consent of the Note holder and the Company. Such restriction shall not apply in the event of a merger, reorganization, acquisition change of control, or sale of all or substantially all of the assets of the Company in which the holders of the Company's capital stock hold less than 50% of the voting power of the surviving entity.

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $265,000.00
  Number of Securities Sold: 530,000
  Use of proceeds: Inventory, salaries in preparation for a big Q4/2021.
  Date: August 20, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,244,675.80

Use of proceeds: Debt restructuring
Date: December 31, 2020
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,273,196.00
  Number of Securities Sold: 4,273,196
  Use of proceeds: R&D and working capital
  Date: February 24, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Net revenue for fiscal year 2021 was $921,382, up compared to fiscal year 2020 net revenue of $697,363 which was a direct result of the senior living market picking up in the 4th quarter. The US rehab, fitness, sports and youth markets remain primarily shut down.

Cost of sales

Cost of sales in 2021 was $274,224, an increase of approximately $50,000, from costs of $224,146 in fiscal year 2020. The reduction was largely due to the decrease in revenue as well as the reduction of operations and sales staff.

Gross margins

2021 gross profit was $646,557 compared with $473,218 in 2020 which is in line with the increased revenue and cost of sales.

Expenses

Expenses in 2021 were $3,139,640 a decrease of $87,983 from 2020's expenses of $3,227,623. Of note, in both years, just over $1,300,000 reflects the amortization of the license purchase fee which was purchased in 2016. The balance of the decrease reflects the company's cost cutting actions during the Covid-19 shutdowns by the government.

The Company's expenses consist of, among other things, employee compensation, marketing and sales expenses, fees for professional services, and investment in research and development which is expensed.

Due to the pandemic, the decision was made to continue the company's investment in research and development as well as maintaining manufacturing capability to service incoming orders. In particular, extra investment was made to fast track a brain health solution for seniors who were confined to their rooms. This proved highly successful in the company's 2021 4th quarter recovery.

Historical results and cash flows:

The Company is currently in the initial production stage; and revenue generating. We believe the historical cash flows are not necessarily indicative of the revenue and cash flows expected for the future because the Company's revenues have increased to near break-even levels. Past cash was primarily generated through sales and equity investments. Our goal is to become profitable in 2022 and to accelerate manufacturing capability to support anticipated increasing demand for our products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 4, 2022, the Company has capital resources available in the form of credit card lines of credit for $56,000 from Capital One ($36k) and Barclay ($20k). Furthermore, the Company has access to a shareholder line of credit in the amount of $220,000 with an outstanding balance of $73,000. Cash on hand is $ 142,508.96 with $66,000 in collectible revenue due upon shipments in April 2022. Additional loans from related parties are available on an as-needed basis.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available, in addition to the funds from this Regulation Crowdfunding campaign, to cover any revenue shortfalls, until the Company becomes consistently cash flow positive.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Management plans to use the proceeds from the crowdfunding campaign to accelerate growth. If we meet our funding goal, of the total funds that our Company has, approximately 76% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely based on revenues and additional loans and equity investment available from related parties. This is based on a current monthly burn rate of $120,000 for expenses related to all operations and R&D. The founders plan to continue to fund any cash-flow shortfalls until the company is consistently revenue positive.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. Investment funds will be used to expand manufacturing capacity and accelerate sales. This is based on a current monthly burn rate of $120,000 for expenses related to all operations and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital, other than another crowdfunding round within 18 months or additional capital from related parties.

Indebtedness

- **Creditor:** SMARTfit Shareholders Conv Note
  Amount Owed: $1,252,175.82
  Interest Rate: 10.0%
  Maturity Date: December 31, 2023

- **Creditor:** Multisensory Technology Inc.
  Amount Owed: $100,000.07
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022

- **Creditor:** Peter Lamberti
  Amount Owed: $124,806.62
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022

- **Creditor:** SMARTfit Active LLC
  Amount Owed: $189,225.52
  Interest Rate: 4.5%
  Maturity Date: December 31, 2022

- **Creditor:** Connie Stomper
  Amount Owed: $100,170.50
  Interest Rate: 10.0%
  No maturity date

- **Creditor:** Palius and O'Keefe
  Amount Owed: $2,495.00
  Interest Rate: 5.0%
  No maturity date

- **Creditor:** Tamara Boucar and Dave Moitis
  Amount Owed: $52,224.51
  Interest Rate: 8.0%
  No maturity date

- **Creditor:** Catherine B Lamberti
  Amount Owed: $72,683.49
  Interest Rate: 5.0%
  No maturity date

- **Creditor:** Mile 13 LLC
  Amount Owed: $40,000.00

Interest Rate: 5.0%
No maturity date

- **Creditor:** EIDL Loan
Amount Owed: $160,000.00
Interest Rate: 3.75%
Maturity Date: June 17, 2050
Currently no payments required

- **Creditor:** PPP - 2nd Draw
Amount Owed: $171,210.00
Interest Rate: 1.0%
Applying for Forgiveness

- **Creditor:** Jack Reed
Amount Owed: $30,000.00
Interest Rate: 8.0%
Maturity Date: February 11, 2022

- **Creditor:** Gina Sunseri
Amount Owed: $5,000.00
Interest Rate: 8.0%
Maturity Date: February 11, 2022

- **Creditor:** Dorothy Dege Donati
Amount Owed: $5,000.00
Interest Rate: 8.0%
Maturity Date: February 11, 2022

Related Party Transactions

- **Name of Entity:** Smartfit Active LLC
Names of 20% owners: Catherine B Lamberti - SMARTfit is also a member of SMARTfit Active LLC
Relationship to Company: Joint Venture
Nature / amount of interest in the transaction: SMARTfit Active LLC is the lender of up to $191,000 in this joint venture.
Material Terms: see attached operating agreement.

- **Name of Entity:** Multisensory Technologies Inc.
Names of 20% owners: Catherine B Lamberti
Relationship to Company: Creditor
Nature / amount of interest in the transaction: Sale of Intellectual Property in exchange for royalty.
Material Terms: Note payable of $100,000, unsecured, payable in full, including interest at 6%, on December 31, 2022. The royalty is a contingent liability based on future sales.

- **Name of Entity:** Peter Lamberti
Relationship to Company: Family member
Nature / amount of interest in the transaction: Note Payable $124,807
Material Terms: Unsecured, payable in full, including interest at 8%, on December 31, 2022

- **Name of Entity:** LT Debt from Existing Shareholders
Relationship to Company: Existing Shareholders
Nature / amount of interest in the transaction: Convertible Note - principal $1,252,175
Material Terms: Convertible Note, secured by property of the Company and payable in full, including interest at 10%, on December 31, 2023.

- **Name of Entity:** Catherine B Lamberti
Relationship to Company: CEO, Director, 20%+ Owner
Nature / amount of interest in the transaction: Line of credit of approximately $73,000
Material Terms: Line of credit, unsecured, no maturity date, interest at 5%.

- **Name of Entity:** Mile 13 LLC
Names of 20% owners: Owner was an officer, director and promoter at the time the loan was made.
Relationship to Company: Promoter, Officer and Director at the time the loan was made.
Nature / amount of interest in the transaction: Line of credit of $40,000.
Material Terms: Line of credit, unsecured, no maturity date, including interest at 5%.

- **Name of Entity:** Connie Stomper
Relationship to Company: Shareholder
Nature / amount of interest in the transaction: Unsecured term loan for $100,171
Material Terms: Unsecured term loan, no maturity date, interest at 10% p.a.

- **Name of Entity:** Palius & O'Keefe
Names of 20% owners: none

Relationship to Company: Liability acquired from predecessor
Nature / amount of interest in the transaction: Payable $2,495
Material Terms: Unsecured, payable, no maturity date, interest at 5% p.a.

- **Name of Entity:** Tamara Boucar
Relationship to Company: Liability acquired from predecessor
Nature / amount of interest in the transaction: Loan $13,980
Material Terms: Loan, unsecured, no maturity date, interest at 8% p.a.

- **Name of Entity:** David Moitis
Relationship to Company: Liability acquired from predecessor
Nature / amount of interest in the transaction: Loan for $38,244
Material Terms: Loan, unsecured, no maturity date, interest at 8% p.a.

Valuation

Pre-Money Valuation: $49,143,293.90

Valuation Details:

In attempting to put a value on our company's business and technology, taking into account the immensity of its market opportunities coupled with its first-to-market advantage, along with the many risk factors, management considered but found it impractical to calculate a fair value of the business at this time using only typical valuation methods such as a discounted stream of estimated possible profits, a multiple of future EBITDA, or comparable valuations in the industry .

Estimating possible future profits or future EBITDA cannot be done at this time due to the Covid-19 pandemic. Our company is in the early stages of opening only two of its six potential markets (rehab and assisted living, which are somewhat insulated from the effects of the pandemic). Our company cannot predict, however, when it will ramp-up in the other four markets (commercial fitness, sports, youth fitness/education, and the home fitness markets) because it is impossible to know how long the pandemic will last.

Management did review three comparable companies in the commercial and home fitness industries, with valuations ranging from $28 million to $80+ million. These companies included Liteboxer, Helix, and MacVon. While this information provided general guidance, these three companies offer only one or two product lines covering only one or two of the potential markets (not including the rehab or assisted living markets). Our company has multiple product lines with potential opportunities in at least six different markets.

We believe our company is more comparable to Peleton, which (after its acquisition of Precor) has multiple product lines in multiple markets. Peleton is presently valued at $30+Bn with annual sales of $1Bn, a multiple of 30 times revenue. Our 4Q21 sales revenue may indicate a 15x multiple, but a multiple of annual revenue is not appropriate for our company because, until mid-2021, our company was focused on using customer feedback to complete research and development. The company has now started to ramp up sales in the two markets most insulated from the effects of the pandemic, as mentioned above, but is prepared to ramp-up the other markets when appropriate.

Our company's proprietary technology includes the company's operating system, multiple market applications, app-based user interface, HIPAA-compliant Cloud database (currently gathering the first of its kind cognitive-motor data), multi-site management, and hardware product lines, which are all ready for market. Over the last six months, the company has achieved solid market acceptance, with accelerating sales from repeat customers (our largest customer has taken delivery of 60 systems in just the past five months).

We therefore believe that the primary drivers of the current fair enterprise value of our company include significant intangible assets, such as our developed platform intellectual property, market acceptance of our products, our knowledge and experience, our ongoing business relationships, our independent clinical research relationships, and our first-mover advantage.

Considering the factors discussed above, management has estimated a pre-money valuation of around $49 Million USD, strictly for the purpose of this offering, calculated based on our fully diluted share capitalization (including stock options issued or reserved for issuance under equity incentive plans and outstanding warrants).

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) all outstanding vested options and warrants are exercised; and

In making this calculation we have not assumed:

(i) any shares reserved for issuance under a stock plan are issued; an

(ii) any unvested options are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,252,175.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

This was determined internally by the company, without an independent third-party valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *StartEngine Fees*
  96.5%
  StartEngine Fees

If we raise the over allotment amount of $1,069,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  40.0%
  Electronics and hardware purchases to fulfill projected sales.

- *Operations*
  20.0%
  Factory operating costs including labor to support sales growth and engineering costs to keep refining and improving the product lines.

- *Sales, Marketing, Customer Support*
  20.0%
  Staff Cost to support sales growth

- *Working Capital*
  16.5%
  Administrative costs

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.smartfitinc.com/ (www.smartfitinc.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smartfit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SMARTfit Inc.

[See attached]

SMARTFIT, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SMARTfit, Inc.
Camarillo, California

We have reviewed the accompanying financial statements of SMARTfit, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 31, 2022
Los Angeles, California

SMARTFIT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	22,617	$	8,271
Acccounts Receivable, net		9,373		74,588
Inventories		190,783		199,478
Prepaids and Other Current Assets		34,263		31,518
Total Current Assets		**257,036**		**313,856**
Property and Equipment, net		54,232		24,170
Intangible Assets		2,518,826		3,835,900
Security Deposit		32,675		39,205
Total Assets	**$**	**2,862,770**	**$**	**4,213,131**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	235,110	$	273,275
Credit Card		26,753		30,822
Current Portion of Loans and Notes		649,439		321,890
Other Current Liabilities		680,255		258,368
Total Current Liabilities		**1,591,557**		**884,355**
Promissory Notes and Loans		325,877		284,807
Convertible Note		1,344,676		1,344,676
Accured Interest on Loans and Notes		201,928		37,497
Accrued Royalties		9,028,110		9,072,700
Total Liabilities		**12,492,147**		**11,624,035**
STOCKHOLDERS EQUITY				
Common Stock - Class A		322,551		317,251
Additional Paid in Capital		6,837,338		6,426,533
Retained Earnings/(Accumulated Deficit)		(16,789,267)		(14,154,688)
Total Stockholders' Equity		**(9,629,378)**		**(7,410,904)**
Total Liabilities and Stockholders' Equity	**$**	**2,862,770**	**$**	**4,213,131**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 921,382	$ 697,363
Cost of Goods Sold	274,825	224,146
Gross profit	646,557	473,218
Operating expenses		
General and Administrative	2,531,489	2,509,305
Research and Development	515,206	603,208
Sales and Marketing	92,945	115,110
Total operating expenses	3,139,640	3,227,623
Operating Income/(Loss)	(2,493,084)	(2,754,406)
Interest Expense	165,662	66,573
Other Loss/(Income)	(24,167)	(371,210)
Income/(Loss) before provision for income taxes	(2,634,579)	(2,449,769)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (2,634,579)**	**$ (2,449,769)**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock - Class A Shares	Common Stock - Class A Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	31,575,066	**$ 315,751**	**$ 5,707,984**	**$ (11,704,919)**	**$ (5,681,184)**
Issuance of Stock	533,334	5,333	378,271		383,604
Repurchase of shares	(383,334)	(3,833)			(3,833)
Share-Based Compensation			340,278		340,278
Net income/(loss)				(2,449,769)	(2,449,769)
Balance—December 31, 2020	31,725,066	**$ 317,251**	**$ 6,426,533**	**$ (14,154,688)**	**$ (7,410,904)**
Issuance of Stock	968,000	9,680	259,700		269,380
Repurchase of shares	(438,000)	(4,380)			(4,380)
Share-Based Compensation			151,105		151,105
Net income/(loss)				(2,634,579)	(2,634,579)
Balance—December 31, 2021	**32,255,066**	**$ 322,551**	**$ 6,837,338**	**$ (16,789,267)**	**$ (9,629,378)**

See accompanying notes to financial statements.

SMARTFIT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021	2020
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(2,634,579)	$ (2,449,769)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation of Property		21,977	26,734
Amortization of Intangibles		1,317,074	1,318,741
Share-based Compensation		151,105	340,278
Changes in operating assets and liabilities:			
Acccounts Receivable, net		65,214	(70,820)
Inventories		8,696	6,996
Prepaids and Other Current Assets		(2,744)	1,175
Accounts Payable		(38,165)	(39,110)
Credit Card		(4,069)	1,346
Accrued Royalties		(44,590)	15,470
Other Current Liabilities		421,888	(421,541)
Security Deposit		6,530	-
Net cash provided/(used) by operating activities		**(731,664)**	**(1,270,500)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of Property and Equipment		(52,039)	1,054
Net cash provided/(used) in investing activities		**(52,039)**	**1,054**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance of Stock		269,380	383,604
Repurchase of shares		(4,380)	(3,833)
Borrowing on Promissory Notes and Loans		533,049	(458,186)
Net cash provided/(used) by financing activities		**798,049**	**(78,415)**
Change in Cash		14,346	(1,347,861)
Cash—beginning of year		8,271	11,456
Cash—end of year	**$**	**22,617**	**$ (1,336,405)**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	165,662	$ 66,573
Cash paid during the year for income taxes	$	-	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	-	$ -
Issuance of equity in return for note		-	
Issuance of equity in return for accrued payroll and other liabilities			

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SMARTfit Inc. was incorporated on May 16, 2013, in the state of California as Multisensory Fitness Inc. On October 7, 2016, Multisensory Fitness Inc. changed its name to SMARTfit Inc. The financial statements of SMARTfit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Camarillo, California.

SMARTfit Inc. is a fitness company developed by industry experts that combines brain and physical health with functional fitness and sports performance training technology. SMARTfit Inc. adds to the power of dual task (cognitive motor) training by delivering all activities using gamification, which increases both engagement and enjoyment, and in turn, produces quick results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods and computer parts which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Molds and Tooling	5-7 years
Camera Equipment	5-7 years
Computers	5-7 years
Demo Units	5-7 years
Vehicles	5-7 years
Factory Equipment	5-7 years
Leasehold Improvements	10-15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The company entered into a technology purchase agreement, effective January 1, 2017, to purchase technology. The purchase agreement requires the company to pay a fixed fee of $130 per main controlling unit (CCU) on the first 1,250 CCUs sold or leased and $100 per CCU thereafter through December 31, 2026, or until an aggregate $20,000,000 has been paid. The technology acquired was capitalized at the net present value of the contingent consideration management expects to pay under the agreement. The technology is presented as an intangible asset valued, which will be amortized, on a straight-line basis, over a period of seven years.

Income Taxes

SMARTfit, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its user-friendly neuro-cognitive fitness technology device to address a broad range of markets in a single customizable app.

Cost of sales

Costs of goods sold include the cost of equipment sold, components, labor, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $92,945 and $115,110, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business

spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished Goods	65,737	81,284
Computer Parts	116,861	113,735
Third Party Products	8,185	4,460
Total Inventories	**$ 190,783**	**$ 199,478**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	22,291	9,745
Deposits on Purchase Orders	11,971	21,773
Total Prepaids and Other Current Assets	**$ 34,263**	**$ 31,518**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Customers Deposit	94,465	111,880
Accrued Payable	131,084	38,186
Tax Payable	2,451	2,452
Payroll Payable	370,523	105,850
SMARTfit Active License Fees	18,032	-
MTI Actual Accrual Since 2018	63,700	-
Total Other Current Liabilities	**$ 680,255**	**$ 258,368**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Molds and Tooling	$ 98,050	$ 45,550
Camera Equipment	2,687	2,687
Computers	8,218	8,218
Demo Units	30,389	30,850
Vehicles	13,515	13,515
Factory Equipment	2,449	2,449
Leasehold Improvements	8,143	8,143
Property and Equipment, at Cost	**163,451**	**111,411**
Accumulated depreciation	(109,219)	(87,241)
Property and Equipment, Net	**$ 54,232**	**$ 24,170**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $21,977 and $26,734 respectively.

6. INTANGIBLE ASSETS AND ACCRUED ROYALTIES

The Company has utilized technology from a related party since June 1, 2013, under a licensing agreement. The company entered into a technology purchase agreement, effective January 1, 2017, to purchase technology. The purchase agreement requires the company to pay fixed fee of $130 per main controlling unit (CCU) on the first 1,250 CCUs sold or leased, and $100 per CCU thereafter through December 31, 2026, or until an aggregate $20,000,000 been paid.

As part of the technology acquisition, the company recognized the contingent consideration at the fair value of the expected royalty payments, which were based on unit sales projections. The royalty liability was recorded at the net present value of the future payments a 12% weighted average cost of capital. No royalty payment has been made as of December 31, 2021.

The technology acquired was capitalized at the net present value of the contingent consideration management expects to pay under the agreement. The technology is presented as an intangible asset valued at $9,051,498 in the accompanying balance sheet as of December 31, 2021, and 2020. The company has elected to amortize, on a straight-line basis over a period of seven years.

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
SmartFit Technology acquired	$	9,028,110	$	9,028,110
R & D Consulting - UL/CE		23,388		23,388
Intangible assets, at cost		**9,051,498**		**9,051,498**
Accumulated amortization		(6,532,672)		(5,215,597)
Intangible assets, Net	**$**	**2,518,826**	**$**	**3,835,900**

Entire intangible assets have been amortized. Amortization expenses for SMARTfit technology and R&D consulting for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,317,074 and $1,318,741 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	1,317,074
2023		1,201,752
2024		-
2025		-
Thereafter		-
Total	**$**	**2,518,826**

Accrued royalties were $9,028,110 and $9,072,700 as of December 31, 2021, and December 31, 2020, respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 80,000,000 shares of Common Stock designated as "Class A Voting Common Stock" and 10,000,000 shares of Common Stock designated as "Class B Non-voting Common Stock" with a par value of 0.01$. As of December 31, 2021, and December 31, 2020, 32,255,066 shares and 31,725,066 shares of Class A Voting Common Stock, and 0 shares of Class B Non-voting Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Shares with $0.01 par value. As of December 31, 2021, and December 31, 2020, 0 shares of Preferred Shares have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 15,000,000 shares of its Common Stock pursuant to the Plan, which provides the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of eight years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	8.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	10,313,279	$	0.16	-
Granted	3,171,673			
Execised	-			
Expired/Cancelled	(3,530,000)			-
Outstanding at December 31, 2020	9,954,952	$	0.16	5.64
Exercisable Options at December 31, 2020	9,954,952	$	0.16	5.64
Granted	80,000	$	-	
Execised	-	$	-	
Expired/Cancelled	(110,000)	$	-	
Outstanding at December 31, 2021	9,924,952	$	0.16	4.64
Exercisable Options at December 31, 2021	9,924,952	$	0.16	4.64

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $105,998 and $286,413, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	1,600,000	$	0.16	-
Granted	75,000			
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2020	1,675,000	$	0.16	6.48
Exercisable Options at December 31, 2020	1,675,000	$	0.16	6.48
Granted	530,000	$	-	
Execised	-	$	-	
Expired/Cancelled	(91,000)	$	-	
Outstanding at December 31, 2021	2,114,000	$	0.16	5.48
Exercisable Options at December 31, 2021	2,114,000	$	0.16	5.48

Warrants expenses for the years ended December 31, 2021, and December 31, 2020 were $45,107 and $53,865, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Economic Injury Disaster Loan	$ 160,000	3.75%	mid-2020	mid-2050	$ 6,000	$ 6,000	$ 5,333	$ 154,667	$ 160,000	$ 3,000	$ 3,000		$ 160,000	$ 160,000
CARES ACT PPP LOAN	$ 171,210	1.00%	2021	forgiven in 2022	$ 1,712	$ 1,712		$ 171,210	$ 171,210	-	-	-	-	-
Secured Conv NP-Peter Remelius	$ 7,500	11.00%	7/5/2014	no set	$ 825	$ 3,372	$ 7,500	$ -	$ 7,500	$ 827	$ 2,547	$ 7,500	$ -	$ 7,500
2-yr unsec P/N - P. Lamberti	$ 124,807	6.00%	12/31/2020	12/31/2022	$ 7,488	$ 7,488	$ 124,807	$ -	$ 124,807	-	-	$ -	$ 124,807	$ 124,807
Line of credit - C. Lamberti	$ 87,683	5.00%	12/31/2020	no set	$ 2,442	$ 2,442	$ 87,683	$ -	$ 87,683	-	-	$ 34,500	$ -	$ 34,500
Term Loan - Mile 13 LLC	$ 40,000	5.00%	12/31/2020	no set	$ 2,000	$ 2,000	$ 40,000	$ -	$ 40,000	-	-	$ 40,000	$ -	$ 40,000
Term Loan - SMARTfit Active LLC	$ 189,226	4.50%	12/16/2020	no set	$ 6,449	$ 6,553	$ 189,226	$ -	$ 189,226	$ 104	$ 104	$ 85,000	$ -	$ 85,000
Notes Payable - Connie Stomper	$ 100,171	10.00%	02/29/2020	no set	$ 10,017	$ 18,415	$ 100,171	$ -	$ 100,171	$ 8,398	$ 8,398	$ 100,171	$ -	$ 100,171
Note Payable - Palius and O'Ke	$ 2,495	5.00%	01/31/2015	no set	$ 125	$ 874	$ 2,495	$ -	$ 2,495	$ 125	$ 749	$ 2,495	$ -	$ 2,495
Note Payable - Tamara Boucar	$ 13,980	8.00%	02/29/2020	no set	$ 1,118	$ 8,452	$ 13,980	$ -	$ 13,980	$ 1,135	$ 7,333	$ 13,980	$ -	$ 13,980
Note Payable - Dave Moitis	$ 38,244	8.00%	1/1/2015	no set	$ 3,060	$ 21,425	$ 38,244	$ -	$ 38,244	$ 3,068	$ 18,366	$ 38,244	$ -	$ 38,244
Short Term Loan Jack Reed	$ 30,000	8.00%	11/11/2021	11/11/2022	$ 329	$ 329	$ 30,000	$ -	$ 30,000	$ -	$ -	$ -	$ -	$ -
Short Term Loan Gina Suns	$ 5,000	8.00%	11/12/2021	11/12/2022	$ 55	$ 55	$ 5,000	$ -	$ 5,000	$ -	$ -	$ -	$ -	$ -
Short Term Loan Dorothy D	$ 5,000	8.00%	11/13/2021	11/13/2022	$ 55	$ 55	$ 5,000	$ -	$ 5,000	$ -	$ -	$ -	$ -	$ -
Total					$ 41,675	$ 79,172	$ 649,439	$ 325,877	$ 975,316	$ 16,657	$ 40,497	$ 321,890	$ 284,807	$ 606,697

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 649,439
2023	5,333
2024	5,333
2025	5,333
2026	5,333
Thereafter	304,543
Total	**$ 975,316**

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes (various lenders)	$ 1,000,000	10.00%	Fiscal Year 2020	12/31/2023	131,293	133,840	-	1,344,676	1,478,516	2,547	2,547	200,000	$ 1,344,676	1,347,223
Total	$ -				$ 131,293	$ 133,840	$ -	$ 1,344,676	$ 1,478,516	$ 2,547	$ 2,547	$ 200,000	$ 1,344,676	$ 1,347,223

The convertible notes are secured by substantially all assets of the company; however, the convertible notes are subordinated to creditors in the ordinary course of business and any bank debt. At any time, six months or less prior to the maturity date (or upon earlier notice of repayment by the company), a purchaser may convert the outstanding principal amount of any note, together with the interest accrued thereon, into shares of the Company's Common Stock at the conversion price based on 70% of the then –current company valuation, as determined by the Board of Directors in good faith.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(744,269)	$	(366,525)
Valuation Allowance		744,269		366,525
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,668,162)	$	(923,893)
Valuation Allowance		1,668,162		923,893
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $5,904,998, and the Company had state net operating loss ("NOL") carryforwards of approximately $5,904,998. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

During the past, the company entered into multiple loan agreements with their shareholders i.e., Cath Lamberti, Matt Kelly, Gerry Lambert, Leslie Brtek, Jack Reed, Jim Manley, Eric Pommer, Kristine Freck, Dorothy Donati, Wittmer-Grant, Bill Kehoe, Mile 13, MTI, P. Lamberti, and Gina Suns. As of December 31, 2021, and December 31, 2020, the outstanding balance of Promissory Notes and loans were $644,106 and $446,697, respectively.

During the past, the Company entered into convertible promissory notes with their shareholders i.e., Cath Lamberti, Matt Kelly, Gerry Lambert, Leslie Brtek, Jack Reed, Jim Manley, Eric Pommer, Kristine Freck, Dorothy Donati, Wittmer-Grant, Bill Kehoe, Mile 13, MTI, P. Lamberti, and Gina Suns. As of December 31, 2021, and December 31, 2020, the outstanding balance of Promissory Notes and loans were $1,344,676 and $1,344,676, respectively.

SMARTfit Active LLC is the lender of up to $191,000 to SMARTfit Inc. and Cathi Lamberti and SMARTfit Inc. are members of SMARTfit Active LLC.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into a commercial multi-tenant lease on February 17, 2021, with Felsenthal Property Management, Inc., a California corporation as an Agent for San Pablo Industrial Investments, LLC, a California limited liability company to an undivided 52.2068% interest and Ivory Equities Limited, a California limited partnership as to an undivided 47.7932% interest as tenants in common. The term of the contract is two years, starting from March 1, 2021, and the agreed monthly rent is $6,144.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	73,728
2023		12,288
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**86,016**

Rent expenses were in the amount of $49,842 and $49,524 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 31, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,493,084, an operating cash flow loss of $731,664, and liquid assets in cash of $22,617, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SMARTfit

The Neurocognitive Gym


Rapidly Enhance Cognitive Function and Physical Mobility
Orthopedic and Neuro Rehab and Performance Training
SMARTfit®
Your Brain Matters

Website | Camarillo, CA | HEALTH TECH

At SMARTfit, we have designed a neuro-cognitive gym programmed to enhance human performance and brain-body health in all populations. Our gamified interactive training arena simulates real life, allowing the brain and body to strengthen together.

$128,854 raised

48 Investors	$49.1M Valuation
$1.12 Price per Share	$280.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- SMARTfit products are already being used successfully in approximately 600 sites in 14 countries and have generated approximately $6 million in cumulative gross sales with a revenue growth of 33% in 2021 over 2020.
- Large Market Growth Potential in global cognitive assessment and training markets with a CAGR of 27.14% from $3.2B in 2020 to $20.4B in 2028 according to Verified Market Research.
- The opportunity to be part of a company that we anticipate will have a significant impact on human health and performance across all the world's populations in both the near and long-term future.

OVERVIEW

Brain and Body Fitness Programming to Enhance Performance in All Populations

Developed by **industry experts** and **scientifically proven** to produce fast results, SMARTfit combines brain and physical health, with functional fitness and sports performance training technology. SMARTfit adds to the power of dual task (cognitive-motor) training by delivering all activities using gamification which increases both engagement and enjoyment, and in turn produces quick results. Combining exercise with cognitive tasks, as the SMARTfit products do, may provide neural protection across a person's lifetime. Researchers believe that such novel interventions designed to stimulate key cognitive domains during exercise may be especially beneficial to brain health over the adult lifespan. (Source)


Gunnar Peterson explains the power of SMARTfit cognitive traini...
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GUNNAR PETERSON
CERTIFIED PERSONAL TRAINER
Watch on YouTube

Applications include:

- Neuro and Orthopedic Rehab in in-patient, out-patient, and medical wellness facilities
- Brain Health Programs for Assisted Adults in Long-term Care, Memory Care and Skilled Nursing Facilities

Rewards

Get rewarded for investing more into SMARTfit:

$280+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+ Investment
Tier 1 perk - ($500)
SMARTfit Cap + 20% Product Coupon + 2% bonus shares

$1,000+ Investment
Tier 2 perk - ($1000)
SMARTfit Cap + 20% Product Coupon + 5% bonus shares

$5,000+ Investment
Tier 3 perk - ($5,000)
SMARTfit Cap + 20% Product Coupon + 7% bonus shares

$10,000+ Investment
Tier 4 perk - ($10,000)
SMARTfit Cap + 20% Product Coupon + 10% bonus shares

$25,000+ Investment
Tier 5 perk - ($25,000)
SMARTfit Cap + 20% Product Coupon + 12% bonus shares + Zoom Call with Founder and CEO

$50,000+ Investment

- Wellness and Active Aging programs for Independent Older Adults
- Sports Performance Training from Youth to Professional level
- Tactical Training for Military, Police, and Fire

Tier 6 perk - ($50,000)

SMARTfit Cap + 20% Product Coupon + 15% bonus shares + Zoom Call with founder and CEO

SMARTfit products engage players of all ages and abilities with a revolutionary and comprehensive baseline test of cognitive capabilities while the participant is moving, followed up by turnkey programs to improve brain health and physical performance. This is known in the Physical Therapy world as Dual-Task training.



SMARTfit's data will also be of value to pharmaceutical companies to test how dosages affect motor and cognitive function.

The first of its kind, HIPAA protected encrypted data will provide normative information that will help in the following circumstances and will allow:

- **Pharmaceutical companies to test prescription dosage on motor and cognitive function** (medication side effects are a leading cause of falls in seniors).
- Neuro and speech therapists to compare and measure motor function in neuro-patients with acute and chronic conditions such as head injuries (Traumatic Brain Injury-TBI/concussion), stroke, Parkinson's, etc.
- Practitioners to track the rate of cognitive and motor decline in seniors, which can predict fall risk in order to effectively provide preventative training.
- Athletic trainers to measure and compare athletes' ability to function under extreme cognitive and physical pressure and fatigue.

THE PROBLEM

Today's Fitness Training neglects the Brain-Body connection, limiting transference to real life.

Today's Fitness Training neglects the Brain-Body connection, thus limiting transference to real life. Anthropologists and neuroscientists are working together to understand how humans' unique evolutionary history explains modern human physiological variation and how an evolutionary context can be used to improve health and well-being. (Source) Using an evolutionary-neuroscience approach to develop the Adaptive Capacity Model (ACM), they have detailed how and why physical activity improves brain function and the benefits of combining exercise and cognitive challenge to enhance neuroplasticity. (Source) They believe this perspective plays a major role in preventing and managing diseases that occur late in life. (Source)

As humans have become increasingly inactive, especially since the Industrial Revolution over 200 years ago, there has been a major decline in both physical and neurological health. (Source) (Source) (Source) In addition to rising obesity and increased inactivity, we face ever increasing rates of neurological conditions such as dementia (Source), Alzheimer's Disease (Source), Parkinson's Disease (Source), and autism (Source). Creating and connecting new neurons and neural pathways across the various domains of the brain is the first step to improving functional performance in all of life's pursuits.

SMARTfit's cloud-based, data-driven technology and video-supported programming does just that, both delivering and continually improving the world's most advanced solutions for measuring, assessing, and training physical, cognitive, and dual-task performance. Designed by top clinicians, trainers, and engineers, SMARTfit's highly engaging gamified solutions offer unmatched, industry-leading value to our customers and end users. Personalized and customizable for all ages, abilities, and levels, these solutions now include programming and data tracking for personal and group training along with multi-site organizational management capability.

- SMARTfit produces faster results,
- It is functionally transferable to real life,
- Most importantly, it is fun!

SMARTfit brings the entire neurological system into cooperation with the mind's intent.

> "All the best games are easy to learn and difficult to master."
> - Nolan Bushnell, founder of Atari and Chuck E. Cheese



Isolation of muscle groups misses the importance of the brain-body connection.

Traditional uni-planer exercise ignores the importance of the brain's lead role as the "conductor of the orchestra." Breaking down training programs into separate activities can result in joint injuries especially in older adults.

THE MARKET

Meeting the Unique Needs of Multiple Major Sectors

SMARTfit's current focus is on the rehab and active aging/medical wellness exercise equipment markets. Going forward, SMARTfit also sees its product playing a significant role in the global commercial fitness equipment market.

According to Global Market Insights 2019 report, the total addressable global rehab equipment market surpassed $18.6 billion in 2019 and is poised to grow at over 7.8% CAGR to reach $31.2 billion in 2026. (Source)

In addition, according to ICAA (International Council of Active Aging), the total US addressable active aging/medical wellness equipment market is valued at $207 billion, including US senior centers, assisted living facilities, retirement communities, health clubs, and continuing care facilities. (Source)

Additionally, Research and Markets reports that the entire global sporting goods & equipment market size was an estimated $49.35 billion in 2020, and is expected to reach $53.74 billion in 2021, and at a Compound Annual Growth Rate (CAGR) of 9.26% to reach $91.77 billion by 2027. (Source)

Additionally, Grand View Research states that the entire global sports equipment market size was $66 billion in 2016, with an anticipated CAGR of 3.5% by 2025. (Source)

The **home fitness equipment market** has morphed significantly since the arrival of Peloton, Mirror and other interactive online streaming fitness programs.

According to Allied Market Research, the global at-home fitness equipment market size was valued at $5.5 billion in 2019 and is projected to reach $11.5 billion by 2027. (Source)

SMARTfit is positioned to enter this market.


SMARTfit is positioned to take a portion of the **$49.35B global sports equipment market.**

* Source

THE SOLUTION

Gamified Brain and Body Fitness Training

At SMARTfit, we developed our user-friendly neuro-cognitive fitness technology to address a broad range of markets in a single customizable app. SMARTfit systems provide rapid results with proven sustainability and adherence, and make training fun.

This approach **appeals to the kid in all of us**, resulting in strong appeal to a wide range of users.

Furthermore, SMARTfit's hardware solutions come in four configurable models and the pricing is highly competitive.

SMARTfit Mini - Low Impact and High Impact Models
The SMARTfit Mini comes in two versions: Low Impact and High Impact Mini. Both versions are available as a wall-mount or a portable system and include nine computerized targets in a square training station.

The SMARTfit Mini is the ideal training solution for workouts that focus on concentrated cognitive and motor training.

SMARTfit believes that the SMARTfit Low Impact Mini's smaller footprint makes it ideal for tight spaces and its portability makes it a perfect option for delivering dual-task training room-to-room in retirement communities and classrooms.

Programs suited to the Mini include:

- Neuro and Orthopedic Rehab
- Sports performance training for non-ball sports
- Early childhood education
- Active aging
- Geriatric rehab
- Boxing and martial arts.

The combination of cognitive and motor skills training is known to significantly speed up neuromotor skills and improvements in cognition.



SMARTfit Single
The SMARTfit Single can be wall-mounted, floor-mounted or portable, and can be optionally configured to interact with up to five portable Strike Pods to create a 360 degree training environment.

The Company considers the SMARTfit Single to be the ideal trainer for ball sports as it offers a larger playing area to catch rebounds.

Applications include turnkey personal training and small group training programs for sports performance, youth sports, return-to-play sports rehab and for wellness.


SMARTfit
Seize The Now!

SMARTfit Strike Pods
The SMARTfit Strike Pods are portable and can be set up in nearly any configuration, allowing the creation of endless workout environment combinations, each with unique ergonomic, physical and cognitive challenges.

The Strike Pods can both operate independently or can be connected as additional touch points with the SMARTfit Single and SMARTfit Mini systems.


SMARTfit

SMARTfit ProTrainer/MultiTrainer Models
The **SMARTfit ProTrainer** can be configured in two, three, or four connected sections to form an integrated electronic backboard, or to form competing stations aligned side-by-side. Each section hosts its own scoreboard and 9 strike/touch-sensitive targets individually registering the location of each strike.

When operating as an electronic backboard, the sections register a single score. When operating as stations, each station will register its own competing score. This versatility offers the benefits of both large group/team training as well as training for ball sports where the system doubles as a responding opponent. The ProTrainer adjustable sensing system can withstand impact from hands, feet, boxing gloves, and any air-filled medicine or sports ball.


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SMARTfit
Seize The Now!

SMARTfit considers the **SMARTfit® MultiTrainer** to be the perfect training solution for large groups. It links up to four separate stations with each station accommodating up to 12 team members in round robin games. Programming is available for fitness and team-building programs for all ages especially youth and seniors.

These large group SMARTfit models will soon join the previously mentioned SMARTfit models on the Cloud, offering multi-site management of programming, scheduling, individual baseline tests and progress tracking and reporting. This will deliver a powerful assessment tool to organizations that provide fitness programming for large groups.


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SMARTfit

How We Are Different

SMARTfit's technology puts the brain in charge of exercise. The company has **gamified its system** so that it appeals to the general population, well beyond the 19.3% of people who already exercise every day, according to the CDC's 2020 report. (Source)


Value of Gamification
GAMIFICATION
learning
skill
achievement
competition
challenge
user engagement
goal
SMARTfit®
Your Brain Matters

SMARTfit provides multi-site organizations with the ability to deploy programming and monitor every individual site, trainer, and client to ensure quality of care. This meets the needs of large multi-site customers including retirement communities, fitness franchises, and hospitals.


SMARTfit is one of the only rehab solutions that combines cognitive motor tests and training.

According to SMARTfit's research, we are one of the only rehab equipment companies that provides both **cognitive motor testing and training** on the same piece of equipment, eliminating the need to invest in two separate technologies.

SMARTfit works with individual, small group, and large group training. The systems are **space efficient** as they attach to the walls providing ease of use in any multi-purpose room.

Medical Research Confirming Our Effectiveness

A study at Keck Medicine of USC demonstrated that SMARTfit improved outcomes of patients with Parkinson's when compared with traditional Physical Therapy. (Source)

Our Growing Traction

After nine years of technology development, SMARTfit's product lines including its proprietary operating system are defined, field-tested, and shipping, thereby paving the way to accelerated growth post-pandemic.


2018
JEUDI 25 OCTOBRE 2018
10h - 12h
Pitchs des sociétés présélectionnées
17h30
Remise des Trophées
L'expérience kiné

SMARTfit won the Innovation Award when launched at the Physical Therapy Conference in Paris in October of 2018.



SMARTfit's factory is based in Camarillo, CA

SMARTfit applications for rehab, active aging/medical wellness, and both tactical and personal training/fitness are complete and available within the SMARTfit app on both iOS and Android platforms. SMARTfit's continually growing program libraries feature over 2000 video-supported activities.

Currently, SMARTfit is working with and supporting an estimated **600 sites in 14 countries** where early adopters have tested various aspects of the technology creating approximately $6 million in revenue since 2016.

Moving forward, the company is working on designing applications for sports training and youth development. In the new year SMARTfit plans to commence the building of its subscription model and live streamed gamification for sports, fitness, and home markets.

The company's software improvements are able to continue indefinitely in response to customer feedback.



SMARTfit has an estimated **600 sites** in **14 countries** for early adopters testing.

Over the past six months, the company has been signing major distributors and dealers who are positioned to distribute the products in the rehab, fitness, and sports markets.

SMARTfit has already acquired its **first two major accounts** – one to supply systems to 160 memory care facilities and the other to provide the anchor technology for an age 55+ fitness chain. Dozens more are in the pipeline.



SMARTfit has acquired its first two key accounts & has more coming soon.

In addition to system sales, SMARTfit plans to also generate revenue through the app via online subscriptions from B2B customers as well as B2C customers. Additionally, the Company has the ability to sell statistical data in the future while still protecting the privacy of all users.

WHY INVEST

Addressing Human Health on a Massive Scale

SMARTfit is a multi-faceted operating system built for applications across a variety of customers, from hospitals to rehab to athlete training and soon for home use.

As the company grows, it plans to lead the Interactive Fitness market as well as provide the medical industry with much needed data relating to improving neurological health in humans.

Human health is in a crisis. Join us at SMARTfit as we deliver a solution.

2013-2015

Operating system, Application Software and Hardware Development

Acquisition of manufacturing facility Hardware design, dev and shipment of first-gen systems

2015-2016

2nd Gen Hardware Configurations

Easy assembly utilizing common components Adaptable to any future required configuration Market testing in high impact/high volume locations

2017-2018

User Interface

Cross-platform Android/iOS application, Market-specific library of programming, Testing and Reporting, Fitness content, Fitness Industry test launch. Purchased SMARTfit intellectual property license.

2018-2019

Launch in Rehab Market

Medical Content Creation Research (e.g., Parkinson's and MCI) CE Certification UL Certification

2019

Connected OS

On-line controller upgrades Remote content updates Infrastructure for subscription model Sales into US Rehab hospitals and clinics, International sales into Asia

2020-2021

Cloud

Data management for multiple locations. Launch of baseline and progress reporting Launch into Senior Care markets with new scalable Injection Molded product line 1st two major contracts

2022

Expanding With Crowd Funding

Expand dealer/distributor network Launch B2B and B2C subscriptions Expand Manufacturing capability

In the Press

SHOW MORE

Meet Our Team



Catherine Lamberti

CEO, Founder and Board Chair

Founder and current CEO. Past experiences include SPAR Foodliners (CFO), founder and inventor – Solutions Plus (AUS), SuperSprings Inc. (US), Sportwall Intl Inc., Exercise Technology Inc., Multisensory Technologies Inc., SMARTfit Inc., which have generated combined sales of $100M+.



James Manley

CTO and Board Member

Jim is the co-founder, major shareholder, and board advisor and is the mastermind behind the engineering platform technology. Past experience includes PALCO Labs, Secosys, Valley Center, 3S, Respironics, Span Instruments, CDI, Liston Scientific, MTI



Tom West

VP Sales and Marketing

Tom is a co-founder and major shareholder with over 20 years selling the value of interactive technologies into a variety of US and international markets. Past experience includes interactive Fitness Holdings, Exercise Technology, and Head Racquet Sports.



Jason Polete

Director

Chief Executive Officer of MDAmerica Group, Jason Polete has spent nearly three decades in healthcare technology and administration, with extensive experience in the rehabilitative/rehabilitation service industries, involving operational, administrative and revenue cycle aspects of the business.



Greg Blanchard

Director

Founder and CEO of Dynamic Direct, which provides design services to Fortune 500 companies, including Disney, Hilton, NY Yankees, Wolfgang Puck, and many more. Greg Blanchard was one of SMARTfit's original shareholders.



Gregg Fienberg

Director

One SMARTfit's early investors and one of HBO's top executive producers since 2000, Gregg Fienberg has been a Movie/TV producer for the past 35 years, running multiple shows of over $100 million each, including marketing, web design, etc. These productions are extremely complex, chaotic and dynamic in their execution, so Mr. Fienberg brings to SMARTfit his extensive experience managing large projects from their inception to completion in the most efficient way possible.



Michael Hayes

Director

Michael has his own company and has been a consultant/coach/counselor for the past 43 years. He has extensive experience developing small businesses into successful enterprises through consulting, networking and advising on marketing and business topics. For the past 20 years he has been on the board of directors of a very successful manufacturing company.



Frauke Wittmer-Grant

Interim CFO, Board Member and Board Secretary

Frauke has been working with the original SMARTfit team for the past 20 years in business development, finance and as corporate secretary. Past experience Amber Engineering, Raytheon, Sportwall Intl Inc, ETI, MTI, MTech Imaging USA, Miltrade Pte Ltd., Aerial Alchemy. She holds a MBA and Masters in Finance



Mike Studer, PT, MHS, NCS, CEEAA, CWT, CSST, FAPTA

Clinical and Program Development

Mike has been board-certified as a Clinical Specialist in Neurologic Physical Therapy since 1995. He also holds the distinction of being the only PT in the US to be recognized with the national award for clinical excellence in two different categories, neurology and geriatrics. Mike is considered a Key Opinion Leader and is a sought-after speaker including appearances on TED talk.



Ryan Glatt

Director of Programming

Ryan is a personal trainer and brain-health coach with over a decade of experience. He currently practices brain-based strategies for cognitive enhancement. Ryan has released the Brain Health Trainer course, which is the first comprehensive course to be released on the topic of brain health and exercise



Dr. Rob Winningham

Clinical and Program Development

Dr. Winningham is a Provost and VP for Academic Affairs at Western Oregon University. His main focus is on Cognitive Psychology and Applied Memory Issues in Older Adults.



Martin Teicher, MD, PhD

Scientific Advisor

Director, Developmental Biopsychiatry Research Program

Harvard Medical School, Associate Professor of Psychiatry



Charles Y. Liu, PhD, MD

Scientific Advisor

Professor, Neurosurgery, Neurology, and Biomedical Engineering USC Director, USC Neurorestoration Center

Associate Chief Medical Officer and of Neurosurgery at Rancho de Los Amigos



Beth Fisher, PhD, PT, FAPTA

Scientific Advisor

Professor of Clinical Physical Therapy

Director, Neuroplasticity and Imaging

Laboratory Division of Biokinesiology and Physical Therapy at USC



Fabio Macciardi, MD, PhD

Scientific Advisor

UC Irvine Professor, Laboratory of Molecular Psychiatry, Psychiatry & Human Behavior School of Medicine



Phillip D. Tomporowski, PhD

Scientific Advisor

University of Georgia, ACSM Fellow, Author, Experimental Psychologist



Yi Jin, MD

Scientific Advisor

Department of Psychiatry and Human Behavior, California College of Medicine, University of California, Irvine

Offering Summary

Company	SMARTfit Inc.
Corporate Address	20 N. Aviador St Unit C, Camarillo, CA 93010
Offering Minimum	$9,999.36
Offering Maximum	$1,069,999.84
Minimum Investment Amount (per investor)	$280.00

Terms

Offering Type : Equity

Security Name : Class B Nonvoting Common Stock

Minimum Number of Shares Offered : 8,928

Maximum Number of Shares Offered : 955,357

Price per Share : $1.12

Pre-Money Valuation : $49,143,293.90

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Super Early Bird - First 7 days | SMARTfit Cap + 20% Product Coupon + 15% bonus shares

Early Bird Bonus - Next 7 days | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

Volume

Tier 1 perk - ($500) | SMARTfit Cap + 20% Product Coupon + 2% bonus shares

Tier 2 perk - ($1000) | SMARTfit Cap + 20% Product Coupon + 5% bonus shares

Tier 3 perk - ($5,000) | SMARTfit Cap + 20% Product Coupon + 7% bonus shares

Tier 4 perk - ($10,000) | SMARTfit Cap + 20% Product Coupon + 10% bonus shares

Tier 5 perk - ($25,000) | SMARTfit Cap + 20% Product Coupon + 12% bonus shares + Zoom Call with Founder and CEO

Tier 6 perk - ($50,000) | SMARTfit Cap + 20% Product Coupon + 15% bonus shares + Zoom Call with founder and CEO

Product Coupon: usable on website orders, transferrable, expires 12 months from issuance, does not include shipping, tax or installation if needed

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SMARTfit Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Nonvoting Common Stock at $1.12 / share, you will receive 110 shares of Class B Nonvoting Common Stock, meaning you'll own 110 shares for $112. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

"Beyond Yoga: Elevating Mind-Body Exercise to Battle Cognitive Decline"

2 days ago

"Combining physical activity with cognitive training yields better results than either alone. Here's what you can do."

We're pleased to share highlights from this fascinating and educational article in **NextAvenue.org**. Author Rashelle Brown explores the history and science of efforts to slow the aging process by combining physical with cognitive training. She takes us through the evolution of this proven concept, from traditional "mind-body" exercises like Yoga to emerging "mind+body" solutions including SMARTfit.

"Physical activity and cognitive training are two lifestyle factors that have been widely studied, with each showing a degree of benefit" writes Brown. "More recently, however, scientists, and a few entrepreneurs, have been combining the two in hopes of achieving better outcomes. In this article, we take a look at that science — and the emerging technology it is spawning.

Dr. Esther Karssemeijer, who wrote her PhD thesis on the topic of combined physical and cognitive exercise at Radboud University, Netherlands noted that doing physical activity at the same time as performing cognitive tasks, known in the research as "simultaneous" training, seems to be more effective than doing physical activity right before or after a session of cognitive training, known as "sequential" training."

Brown continues by explaining simultaneous training and its benefits...

"Yoga is often thought of as "mind-body" exercise: an activity that seeks to bring the mind and body into harmony through movement and breath. That can be fantastic for reducing stress and improving focus, all while creating a little movement and improving flexibility.

However, the simultaneous training being studied by brain scientists is more like "mind+body" exercise: two different activities done at once, each requiring a different type of focus and attention.

It's this "dual-task" training that appears to confer the greater benefits. By way of example, here are three companies that have created products or services based on the simultaneous training concept."

SMARTfit is one of several "beyond Yoga" examples Brown features in the article:

"In Camarillo, California, Cathi Lamberti, a former schoolteacher turned entrepreneur, has come up with a very different approach to simultaneous training. SmartFit is an electronic gaming system Lamberti described as "a 360-degree cognitive gym that you respond to with your decision-making brain." The system can be configured in countless different ways, making it accessible to people with a wide variety of physical abilities."

To read the full article in Next Avenue, click here – https://www.nextavenue.org/elevating-mind-body-exercise-to-battle-cognitive-decline/.

SMARTfit announces a major software update focused on improving the health and happiness of assisted populations.

16 days ago

New Brain-Body Screening Assessments and Training Programs are Designed to Help Reduce Fall Risk, Improve ADL Performance, and Slow or Prevent Cognitive Decline

CAMARILLO, CALIFORNIA, UNITED STATES, May 4, 2022 /EINPresswire.com/ -- SMARTfit, a company well known for its gamified brain-body wellness and rehab solutions for all ages announces a major software update focused on improving the health and happiness of assisted populations.

New Brain-Body Screening Assessments and Training Programs are Designed to Help Reduce Fall Risk, Improve ADL Performance, and Slow or Prevent Cognitive Decline

Cathi Lamberti, SMARTfit Founder and CEO, explains, "The quarantine of seniors and patients in long-term rehab care and skilled nursing facilities emphasized the need to create advanced personalized solutions focused on their physical, cognitive and mental health that can be delivered safely in a clinic setting as well as in the privacy of their own rooms. Knowing that the loss of independence and social isolation contribute to rapid decline, we tasked our clinical experts with developing a testing and training solution for individuals using wheelchairs and walkers."

SMARTfit's gamified programming is designed to attract, engage, and retain clients while helping them return to physical and cognitive capabilities. Our new assisted cognitive-motor screening (That is the name of the test physical only screening correct?) assessments and programs complement those designed for independent populations. Here's a quick summary of what you can expect:

Programming – An extensive, easy-to-use, video-supported library of pre-designed, personalized, and customizable programs.

- Cognitive, physical, and brain-body (dual-task) programming for independent populations
- Cognitive, physical, and brain-body (dual-task) programming for assisted populations
- Brain Health MMSE – Six easy-to-implement predesigned programs designed for assisted level clients based on their MMSE scores

Assessments/Screening – Exclusive Dual Task Cost Tests (DTCT) covering strength, gait, and balance with suggested programming to improve identified weaknesses

- Independent DTCT – for 55+ independent level clients
- Assisted DTCT – for clients using wheelchairs or walkers (coming soon)
- Assisted – Dual Task Physical Screening tests focused on assessment of fall risk


SMARTfit Mini Low Impact - Short Overview
from SMARTfit
01:22
vimeo

SMARTfit's user-interface app provides over 3000 gamified video supported activities for every need to ensure you live a quality life.

16 days ago


Cognitive Decline
Mild
Moderate
Moderate Severe
Severe
Preclinical
• Silent phase: brain changes without measurable symptoms
• Individual may notice changes, but not detectable on test
• A stage where the patient knows, but the doctor doesn't
MCI
• Cognitive changes are of concern to individual and/or family
• One ore more cognitive domains impaired significantly
• Preserved activities of daily living
Dementia
• Cognitive impairment severe enough to interfere with everyday abilities
SMARTfit
Seize The Now!
Years (Time)

https://www.smartfit.rocks/active-aging-applications/

Dual Task Training Is Proven To Reduce The Loss Of Cognitive and Motor Decline In Older Adults.

17 days ago


Stay Young & Enjoy Retirement
Get the Most Out of the Aging Process
Recovery After a Setback
FULLY FIT
SEMI FIT
DEPENDENT
FRAIL
PRE-FRAIL
LOWER IND
01
02
03
04
05
06
07
08
Image by Functional Aging Institute
FAI

https://www.smartfit.rocks/active-aging-applications/

SMARTfit Inc. Reviewed Financials Officially Released

about 1 month ago

SMARTfit Inc. today reported its financial results for 2021, reflecting an industry turnaround in the latter part of the year.

"2021 has laid the foundation for accelerating growth in 2022," said Cathi Lamberti, Chief Executive Officer and Board Chair. "These results reflect growing market recognition and acceptance of our Company's game-changing rehabilitative and fitness solutions that integrate brain and body performance."

Financial highlights in 2021:

- New Product – 4th Q results – The SMARTfit Low-Impact Mini was developed for mass production in 2021 and started shipping in October 2021. The 4th quarter 2021 revenue was $755,000 representing over 50% of annual sales. Of the total 4th quarter 2021 revenue, $443,000 is attributed to the Low-Impact model. This demonstrates the importance of the Low-Impact Mini to the scalability of the Company.
- The development of multi-site software was completed in July 2021 prior to the launch of the low-impact portable system. This prepared the Company to fulfill an opening order of 60 systems from a customer that provides rehab services to 380 long-term care facilities. This new software deploys programming across an entire organization and tracks both baseline and progress reports on individuals, trainers and groups at all facilities. This data will be used to market the effectiveness of the organizations' services and serves as a test case for our Company's technology.
- The world's first Cloud based Dual Task Cost Assessment for independent and assisted level older adults is complete. We believe this Assessment is the first to objectively measure the loss of cognitive and/or motor capability when a cognitive task and a motor task are done simultaneously. The loss of reaction time has proven to be a reliable indicator of fall risk, according to research published in the American Journal of Physical Medicine & Rehabilitation. Researchers believe SMARTfit's systems provide the first standardization of physical reaction time testing.

SMARTfit Appoints New Member to Board of Directors - Jason Polete

about 1 month ago

CAMARILLO, CALIFORNIA, UNITED STATES, April 19, 2022 /EINPresswire.com/ -- SMARTfit Inc. is pleased to announce the appointment of Jason Polete to its board of directors. Mr. Polete is the Chief Executive Officer of MDAmerica Group. He has spent nearly three decades in healthcare technology and administration, with extensive experience in the rehabilitative/rehabilitation service industries, involving operational, administrative and revenue cycle aspects of the business. MDAmerica is SMARTfit's dealer in New York and New Jersey.

"Given his history and experience with building medical technology companies, Jason Polete brings to our board of directors a specialized focus that we believe will significantly contribute to advancing our goals for growing the company in the medical rehabilitation and senior markets," said Cathi Lamberti, SMARTfit's CEO and Board Chair. "We are pleased to add Jason to our board to help guide our company going forward. Jason will be focusing on corporate level guidance, introducing the company to business opportunities in the medical and retirement markets, procuring government contracts, and applying his expertise in obtaining business with Medicare."

Mr. Polete discussed his motivation for joining the board of directors as an incoming investor. "Medicare allocates $30-$50 billion for prevention of debilitating accidents and diseases. Proper and targeted training can prevent or reduce the effects of most accidents. For example, fall prevention and balance training are critical in this regard. SMARTfit's ability to not only identify specific needs but also to provide the appropriate training programs is unprecedented.

Medicare also requires documentation of individual progress, and the collection of data is of utmost importance. SMARTfit's technology is able to meet this stringent requirement with objective data, as opposed to subjective reporting," he said. "I am excited by the impressive capability of SMARTfit's systems to address all of these issues, and I look forward to assisting the company in navigating the approval process with Medicare and other government institutions."

Mr. Polete has spent nearly 3 decades in the healthcare technology and administration industry and has extensive experience in the rehabilitative fields in the operational, administrative and revenue cycle aspects of the business. He has worked closely with hundreds of OT and PT providers, as well as premier rehabilitative institutions such as Kessler Institute for Rehabilitation. His knowledge of the the industry and extensive experience in assisting clients with management and development of their businesses will be advantageous to SMARTfit's growth.

Further, Mr. Polete sees the benefit of the investment opportunity in SMARTfit. He plans to take on distributorship of SMARTfit solutions in the states of New York and New Jersey. He states, "I have a very well-qualified team on the clinical side, and once I have the product in place and my staff trained, they will successfully execute on the plan. I will focus personally on corporate level support and on larger contracts as well as fund raising."

Mr Polete will be filling a vacant seat on the board until the next annual shareholder meeting at which time he plans to run for another term.

SMARTfit Appoints New Member to Board of Directors - Greg Blanchard

about 1 month ago

CAMARILLO, CALIFORNIA, UNITED STATES, April 19, 2022 /EINPresswire.com/ -- SMARTfit Incorporated is pleased to announce that it has appointed Greg Blanchard, CEO of Dynamic Direct and managing partner of MDAmerica, to the board of directors effective April 1, 2022.

"We are excited to have Greg Blanchard join the SMARTfit Board of Directors to lead the Company's fundraising committee," said SMARTfit's CEO and Board Chair Cathi Lamberti. "Mr. Blanchard has been an investor in the company from its inception. He was a catalyst in the transition from R&D to the Company's first growth spurt in 2016 by introducing the company to strategic partners, executives and investors. We are pleased to have Greg back on the team to help bring forward the next phase of SMARTfit's growth, beginning with his introduction of Jason Polete, CEO of MDAmerica, who will join him on the strategic planning and fundraising committees."

"I'm impressed by the incredible progress the company has made with its technology and product development since 2018 with the creation of medical rehabilitation solutions that so elegantly fill a vital gap in the market," Mr. Blanchard said. " We all know that data is everything in the medical field and SMARTfit's unique ability to capture dual-task cost is going to make an exciting contribution to senior care and fall prevention. The company is ready to scale and the first thing we need to do is to put together a strategic plan with funding so that it can grow quickly."

Notice of Material Change in Offering

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the SMARTfit offering. Here's an excerpt describing the specifics of the change:

Issuer is updating their financials, extending their campaign, and disclosing two new directors.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

A Single Session Using SMARTfit Can Address Multiple Domains of The Brain

about 1 month ago

SMARTfit's Games to play.

- Memory – Memory pairs, pairing and sequence activities.
- Attention – Seeking and tracking activities, and cognitive motor dual-tasks
- Processing speed – Chase the Color, Knock the Lights Out, and tracking activities
- Executive Functioning – Equations activities, track left/right/both, impulse control training
- Language – Spelling attention letters (track, seek), memory letters (pair, sequence)



A Single Session Using SMARTfit Can Address Multiple Domains of The Brain
Memory Games to Play:
Memory pairs, pairing and sequence activities.
Attention Games to Play:
Seeking and tracking activities, and cognitive motor dual-tasks
Processing speed Games to Play:
Chase the Color, Knock the Lights Out, and tracking activities
Executive Functioning Games to Play:
Equations activities, track left/right/both, impulse control training
Language Games to Play:
Spelling attention letters (track, seek), memory letters (pair, sequence)
SMARTfit
Your Brain Matters

Take the SMARTfit challenge – Play Smart, Get Fit and have Fun with SMARTfit – **Click here to sign up for a ZOOM demo.**

Play Smart, Get Fit and have Fun With SMARTfit – A Brain-Body Wellness Solution for 55+ Facilities

about 1 month ago

CAMARILLO, CALIFORNIA, UNITED STATES, April 12, 2022 -- Surveys show that older adults fear loss of independence more than they fear death. A decline in cognition or physical ability is worrisome to anyone, and the aging "baby boomer" population's willingness to invest in delaying these declines opens a strong business opportunity for fitness providers who want to provide solutions that are attractive to this demographic.

This is where SMARTfit shines! It is the reason it has become the go-to choice for 55+ fitness and wellness facilities. Research suggests that engaging in cognitive-motor training simultaneously can be more beneficial than one or the other separately. SMARTfit's cognitive-motor gamified programming is fun, socially engaging, and offers appropriate, flexible challenges. Participation can have a profound impact on fall prevention, cognitive decline, and general fitness.

SMARTfit's gamified training not only attracts participation, it actually simulates real life by triggering mental goals that are achieved with physical engagement which results in neurogenesis across the entire neurological system. Because its diverse activities are experienced as games rather than tedious or boring exercise, SMARTfit assists participants in rapidly meeting and exceeding both their mental and physical fitness goals.

"I've been working out regularly on SMARTfit for 3 years and it has improved my life," says Leslie Brtek, a 73-year-old retired school teacher from Santa Barbara, CA. "It creates the engagement and demand that makes it all happen. I start with the intention to get in a few minutes' workout but it invariably turns into an hour because I'm having fun. I see the difference in my daily life; my mental processing is quicker and I'm staying fit. Thanks to SMARTfit, I have more confidence about my ability to take care of myself as I age."

Older adults can greatly benefit from SMARTfit because it is fun and engaging and keeps them motivated as their mental and physical skills build rapidly. Brtek sums up, "SMARTfit meets you were you are and takes you were you want to go. I enjoy it and I look forward to my workouts."

Take the SMARTfit challenge – Play Smart, Get Fit and have Fun with SMARTfit – Click here to **sign up for a ZOOM demo**.



Value of Gamification
GAMIFICATION
Learning
Skill
Achievement
Competition
Goal
Challenge
User Engagement
SMARTfit
Your Brain Matters

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Lawrence R. a month ago

I've been following SMARTfit for a couple of years and they really seem to have found an effective way to enhance human performance. Seniors, athletes, trainers, and even a professional basketball player I spoke with all told me they saw very significant and lasting improvements in their skills. Their common comment was that they expected everyone from brain injury patients to professional sports teams to be using SMARTfit training methods within a few years because it works. I'm hopeful StartEngine funding will allow them to grow more quickly.

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Leslie B. 4 months ago

I am 73 years old and I have worked out on SMARTfit since 2018. There is no doubt that the brain-body games are keeping me in great shape both physically and cognitively, and I keep coming back because it is fun! I love this product.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Page Video

Pop-quiz, can you tell what this pro-athlete and this octogenarian have in common?

The answer is that they both work out their bodies and brains simultaneously using SMARTfit, the neuro-cognitive gym.

SMARTfit is our proprietary technology and exercise system that combines brain and body exercises in a gamified way, which leads to the creation of new brain cells, improving cognitive health and physical mobility at the same time which directly transfers to how we live our daily lives.

When it comes to comprehensive neuro-health, SMARTfit is becoming the go-to solution.

As our population ages, more people are dealing with debilitating cognitive issues like Alzheimer's, dementia, Parkinson's, and strokes. Neurological issues are expensive to treat and are taxing on the healthcare system.

We've realized that the key to improving our overall health starts in the brain, so we need a gym that trains the brain while training the body too. That's why we've invented our system, the SMARTfit.

Currently our system is in use at over 600 sites across 14 countries and we have pilot studies with USC and Buffalo University and a white paper with Pacific Neuro Institute."

SMARTfit is composed of both software and hardware that train and measure cognitive and physical abilities using linked computers, designed to take a beating, and able to communicate back-n-forth with a controller at lightning speed.

These components are paired with other gamification elements like time clocks, sound boards, and scorecards that measure speed, accuracy, and placement, and fuel a desire to play and improve.

All user results are encrypted and logged to the cloud so researchers can utilize our growing dataset with the aim to provide an accurate picture of what cognitive functioning while completing particular tasks looks like across age demographics.

This data will be medically game-changing when it comes to treating neurological diseases.

SMARTfit isn't just for older adults. We also work with school-age children, professional athletes, and members of the US military. It is adaptable and can be customized for rehab patients, people living with a TBI and children on the autism spectrum.

Our mission is to offer a leading-edge rehabilitation technology for both brain and body, and to promote neuro-health for all.

Join us and Invest today.

Page Video 1:

[Music]

[Applause]

[Music]

I'm Gunnar Peterson I'm a personal trainer in Beverly Hills California. I've been doing this for 29 years and I've been working with professional athletes for 25 years. I definitely don't have a crystal ball but I can tell you in my opinion, SMARTfit is the next big thing in fitness because it has a universal appeal and it incorporates the brain and the body.

So, while SMARTfit can challenge you physically it can also challenge you from a cognitive standpoint so you're making better decisions under pressure obviously that translates to sports but it can also translate to the workplace. Mental acuity stays high you make less errors and you rise up in your field. SMARTfit can help athletes at any level. It can help young kids all the way up to the professional level.

Think about cognitive fitness. So you're making better decisions under pressure which means better clock management, better ease of defense, less turnovers, more wins, lot less losses. SMARTfit improves coordination and balance because it makes you move while it makes you think. Not a lot of exercises do that so there are so many drills on the SMARTfit we can incorporate burpees push-ups, touches, turns, lateral training reverse training.

Think about all the ways that an athlete moves in the sport. All three planes of motion are incorporated as well as the hand to eye coordination which allows them to improve not only in their sport or from a cardiovascular standpoint and an overall fitness standpoint. SMARTfit also improves your visual training because it has external targets that are also moving you have to think to find your target and it's not always the target you think it is.

So SMARTfit brings the gaming component into exercise and I'm not going to sit here and tell you that it tricks you into exercising because we all know better than that, but it does fire up your competitive spirit. And, you're competing against yourself so those of you don't like to compete outwardly. It's a game you against you, and what will happen is you'll see what if I could get better and you're going to play it again and then you think, "Oh, I could still beat that and you're going to play it again and again and again. Not only are you going to get better but you're going to get more fit and you're going to discover a new side of you, the winner!

With the SMARTfit app which is available on any device, you can track data analytics as well as programs. Another terrific thing about the SMARTfit app is you can track your progress. You can compete against yourself and you can stay motivated and that's the key to success with any exercise. If you're searching for the most modern brain body training solution go to the SMARTfit website you get your questions answered and you will get fired up!

[Music]

[Applause]

Page Video 2:

Mini Portable Script:

A person's brain health can affect everything from Activities of Daily Living to cognitive decline. Studies have shown that exercising brain and body together, also known as dual tasking, can significantly improve brain health and physical mobility in older adults.

To assess and improve brain health, SMARTfit has created the world's first comprehensive baseline test of cognitive capabilities while moving. It's safe and easy to implement yet surprisingly economical. Since taking patients to the gym can be time consuming and costly, our new portable solution allows you to take the 5-minute test directly to them. Just roll it from room to room and use SMARTfit's simple video instructions as a guide.

Each test is followed with a 20-minute personalized training session to improve identified weaknesses. Built-in leveling ensures the patient stays engaged and challenged but is never overwhelmed.

• The assessment starts with the 5-minute dual task cost test.

• The Sequence of the test involves doing the physical task first, followed by the cognitive task. We then combine the two tasks to determine how much functionality the person loses when performing the tasks simultaneously. This is called the dual task cost.

• The completed test generates a baseline report that guides a choice of predesigned training activities to improve physical and cognitive performance.

• For this client, we chose Seated Programs, using the video examples to ensure the person is executing the program safely.

SMARTfit's testing and training can improve ADL performance, help restore functionality, and reduce falls. Better cognitive performance increases confidence, improves mood, and can slow the progression to mild cognitive impairment. Both reduce costs and lead to a happier, more engaged patient population.

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Page Video 7:

Dual Task Cost Test Script:

• In this video, we will demonstrate a dual task cost test from beginning to end, review the data and then look at the recommended training programs. This should take less than 5 minutes in real time.

• Before we begin, sign in an active client

• In the test tab, select the dual task cost folder where you'll see 3 more subfolders.

• In the Lower Extremity folder, you'll notice different versions of the Sit to Stand test,

• In the Gait folder, you'll see different versions of the TUGO test.

• And in the Balance folder, you'll have access to the 4 Stage balance test.

• The variations of the tests in each folder will allow you to match the appropriate test to the physical ability of the participant.

• Once we've chosen our test, we'll see level 1 through 3 subfolders which refers to the cognitive difficulty.

• Level 1 is easier, while level 2 and 3 get more challenging.

• Assess your client and decide which level to choose.

• You'll see a "how to play" video which demonstrates the cognitive difficulty within the selected level of each test.

• In this example, we will run the sit to stand – 30 sec (Level 3) Test

• The first activity will be the physical only task, the second activity will be the cognitive only task and the third activity will be the dual task.

• In the physical only task, the player stands up to strike the center target then sits back down again.

• The player repeats this movement sequence until the timer ends to count the total number of complete repetitions.

• In the cognitive only task, the player will remain in a seated position while striking the correct target, which in level 3 is Seek each letter of the alphabet while skipping one letter after each strike. The data gathered will include score, accuracy, reaction time, and the total number of strikes.

• Finally, we do both tasks together to compare both the physical only results and the cognitive only results independently to the dual task results to determine the dual task cost, which is loss

of performance when doing both together.

- As soon as the test is complete, you will have the option to generate a report.

- There are a few options to consider before generating your report. For example, you can add your notes about the test results and what occurred during the test.

- You can turn on or off the "Show Protocol Description" switch. When this feature is turned on, it will include the written test procedure on the report.

- You can also turn on or off the "Include Score" switch. When this is turned on, it will include the score gathered from each test.

- Select the blue "Export" button.

- At the top of the page here we'll see the client information which includes their name, age, gender, the date, and time this test began.

- The first bolded data set is for the physical only task. The participant achieved 12 sit to stand repetitions.

- The second data set is for the cognitive only task. The participant scored 55 points, reached an accuracy of 85%, averaged a reaction time of 2.88 seconds, and scored 13 total strike repetitions.

- The final data set is for the dual task activity. This participant scored 40 points, reached an accuracy of 89%, averaged a reaction time of 4.05 seconds, and achieved 9 sit to stand repetitions.

- The percentages near the bottom of the report will compare the results from the dual task to the physical only task and the cognitive only task. The first percentage shows a negative 25% from the physical only task to the dual task. In other words, there was a cost of 25 % when performing the dual task activity.

- Then we see the percentages comparing the cognitive only task to the dual task. Here we can see a positive 5% improvement in accuracy, a negative 41% decline in reaction time, a negative 31 % decline in total strike repetitions, and a negative 21 % decline in score.

- A larger percentage of decline indicates a higher dual task cost result while a smaller percentage of decline indicates a low dual task cost result.

- If there is no dual task cost, then the test was not challenging enough, and we recommend you retest at a higher level.

- Overtime, we want to demonstrate that the level of the predesigned programs we decide to utilize are helping to lower the dual task cost.

- Your conclusion notes will appear at the bottom of the page shown here.

- The second page of the report will recommend two separate predesigned programs which are intended to improve the results of the dual task cost test on the retest

• Because the sit to stand test is focused on lower extremity strength, the first recommended program points you to the strength folder. The image shown on the report demonstrates the selection process within the Brain Health Fitness for Older Adults programming

• Additionally, the primary cognitive focus of this test was Attention. Therefore, the second recommended program points us toward the attention folder.

• Now select the Play tab and locate the Predesigned Programs section.

• Select the brain heath fitness for older adults folder, then Select Independent

• First, we will run our strength program so choose physical, then select strength.

• The programs also allows a choice between a level 1, 2, or 3 program.

• In this folder, level 1 indicates the program will have less time and less targets in play, while level 2 and 3 progressively add more time and more targets.

• For example, in the level 3 programs, all 9 targets will be in play, while level 1 only has the middle 3 targets in play.

• In the same session, we may want to run the second recommended program to improve their cognitive performance.

• Select the same brain heath fitness for older adults folder, then Select Independent

• This time we will select the cognitive folder, and choose out attention specific programming.

• After 2 – 4 weeks of utilizing these programs, you will be ready to retest against the baseline scores from dual task cost report.

• The new report generated after the retest will provide the improvement made from the baseline test.

• We recommend you retest your client every 2 – 4 weeks to help them to see how they are progressing and to help the trainer to ensure the client is sufficiently challenged without being overwhelmed.

• Ideally you will be looking for positive improvement on each of the charts and a lowering of the dual task cost results.

• This will also help your client to be more engaged with their training program and possibly attend their sessions with a high level of motivation as they recognize their efforts are paying off.

• After the retest is complete, you will have the option to generate a report.

• Select the most recent attempt first which will be at the bottom of this list, then select the blue next button.

• The remaining attempts will be highlighted for you. Select the blue next button to continue.

- There are 2 new options to consider before generating your progress report. For example, you can turn on or off the "Include Growth Analysis" switch. When this feature is turned on, it will include a page on the report showing the percentages of improvement or decline for each activity and the dual task cost.

- You can also turn on or off the "Include Session Analysis" switch . When this is turned on, it will include a page on the report showing the graphs with plotted data points from each session in a subsequent order starting from the first attempt and ending with the last attempt.

- Select the blue "Export" button.

- The first page of the report will show the basic client information and the data collected from the most recent attempt at this test. We covered this page in detail earlier in this video, so we will skip over the details for now.

- The second page of the report shows the growth analysis where you'll see the percentages of either improvement (in green) or decline (in red) when comparing your baseline test to each succeeding attempt performed on this same program.

- For example, we see there was a 0 % improvement or decline in the physical only task. That means there was no increase or decrease in the number of sit to stand repetitions from session 1 to session 2.

- Under the Cognitive Only Task, we had a positive 18% improvement in accuracy, a negative 8 % decline in reaction time, a negative 15 % decline in strike repetitions, and a 0% improvement or decline in score.

- Under the Dual Task Activity, there was a positive 1% improvement in accuracy, an 8% improvement in their reaction time, a 11% improvement in sit to stand repetitions, and a 12 % increase in score.

- This last group of percentages demonstrates whether the predesigned programs we decided to utilize are helping to lower the dual task cost.

- The Dual Task Cost showed a 33% increase the number of sit to stand repetitions, a 312% increase in accuracy, a 52% improvement in reaction time, a 70 % improvement in strike repetitions, and a 33 % increase in score.

- A batch of green percentages means an improvement was made and the dual task cost is lower in the second attempt compared to the first attempt.

- A batch of red percentages would have meant there was a decline, and the dual task cost would be higher.

- The third page of the report will show a graphed version of the same data we received in the growth analysis page.

- The graph will indicate whether or not an improvement or decline was made for the physical only task, the cognitive only task, the dual task, and the dual task cost results.

- The final page of the report will recommend the same two predesigned programs we reviewed in detail earlier in the video.

- As a reminder, these programs are intended to improve the results of the dual task cost test on the retest.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

A0858010

3566759

FILED JTM
Secretary of State
State of California
DEC 1 6 2021

1CC
1PC

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION OF SMARTFIT, INC.

The undersigned certify that:

1. They are the **president** and **secretary**, respectively, of SMARTfit Inc., a California corporation, with California Entity Number C3566759.

2. Article V of the Articles of Incorporation of this corporation is amended to read as follows:

V

Shares: (a) This corporation is authorized to issue two classes of stock, designated respectively "Common Stock" and "Preferred Stock." The total number of shares which this corporation is authorized to issue is One Hundred Million (100,000,000), of which 90,000,000 shares of Common Stock may be issued and 10,000,000 shares of Preferred Stock may be issued.

(b) 80,000,000 shares of Common Stock are designated as "Class A Voting Common Stock" and 10,000,000 shares of Common Stock are designated as "Class B Nonvoting Common Stock." The rights, preferences, powers and privileges of the shares of Class A Voting Common Stock and Class B Nonvoting Common Stock are identical, except that the Class B Nonvoting Common Stock shall have no voting rights on any matter except as required by law, and for all purposes under these amended articles of incorporation the Class A Voting Common Stock and Class B Nonvoting Common Stock shall together constitute a single class of shares of the capital stock of the corporation.

Upon these amended articles of incorporation becoming effective pursuant to the Cal. Corp. Code §908 (the "Effective Time"), each issued and outstanding share of the corporation's existing common stock (the "Old Common Stock") shall automatically and without any action on the part of the holder thereof be reclassified as and converted into one (1) share of Class A Voting Common Stock. All of the stock certificates that, immediately prior to the Effective Time, collectively represented shares of Old Common Stock (the "Old Certificates") will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, collectively represent the Class A Voting Common Stock into which the Old Common Stock has been reclassified, provided, however, that each person holding of record Old Certificates shall receive, upon surrender of such certificates, a new certificate evidencing and representing the Class A Voting Common Stock into which such person's Old Common Stock has been reclassified pursuant hereto (unless the corporation determines that such Class A Voting Common Stock shall be uncertificated pursuant to the bylaws of the Corporation).

(c) The board of directors may divide the Preferred Stock into any number of series. The board shall fix the designation and number of shares of each such series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of the Preferred Stock. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any such series after the issue of shares of that series, but not below the number of then outstanding shares of such series.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

A0858010

4. The foregoing amendment has been duly approved by the required vote of the shareholders in accordance with Cal. Corp. Code §902. The total number of shares issued and outstanding is 32,255,066. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: December 16, 2021

Catherine B. Lamberti, President/CEO

Frauke Witmer-Grant, Secretary